          As filed with the Securities and Exchange Commission on April 18, 2000
                                                      Registration No. 333-23369

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ----------

                  POST-EFFECTIVE AMENDMENT NO. 4 TO FORM SB-2
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                         Notify Technology Corporation
                (Name of small business issuer in its charter)

          California                                 3661                          77-0382248
(State or other jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)           Classification Code Number)         Identification Number)
                                       1054 S. De Anza Blvd. Suite 105
                                          San Jose, California 95129
                                                (408) 777-7920

        (Address and telephone number, of principal executive offices)

                        1054 S. De Anza Blvd. Suite 105
                          San Jose, California 95129
                                (408) 777-7920
(Address of principal place of business or intended principal place of business)

                                Paul F. DePond
                     President and Chief Executive Officer
                        1054 S. De Anza Blvd. Suite 105
                          San Jose, California 95129
                                (408) 777-7920
           (Name, address and telephone number of agent for service)

                                  Copies to:
                          HENRY P. MASSEY, JR., ESQ.
                            PETER S. HEINECKE, ESQ.
                          MICHAEL A. DE ANGELIS, ESQ.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ----------

     Pursuant to Rule 416, there are also being registered such additional shares and warrants as may be become issuable pursuant to anti-dilution provisions upon the exercise of the Class A Warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                         NOTIFY TECHNOLOGY CORPORATION

                       1,600,000 Shares of Common Stock

     We are offering 1,600,000 shares of our common stock to holders electing to exercise our Class A warrants. We issued these warrants pursuant to the Warrant Agreement, dated August 28, 1997 between us and D.H. Blair Investment Banking Corp., the underwriter of our initial public offering, in connection with our initial public offering. Notify Technology Corporation will receive all the proceeds from this offering.

     Our common stock, Class A warrants and Units are currently listed on the Nasdaq SmallCap Market under the symbols "NTFY," "NTFYW" and "NTFYU," respectively. Each Unit consists of one share of our common stock and one Class A warrant. Our Class A warrants entitle the holder to purchase one share of Common Stock at an exercise price of $6.50, subject to adjustment, until August 28, 2002.

                                ---------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK

           SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS

                                ---------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED
    IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                            Price:  $6.50 Per Share

                                ---------------

============================================================================================================================

                                                                                     Underwriting
                                                                                     Discount and
                                                               Price to Public        Commission         Proceeds to Company
                                                              --------------------------------------------------------------
Per Share..............................................            $      6.50                     --            $      6.50
Total..................................................            $10,400,000                     --            $10,400,000
============================================================================================================================



                The date of this Prospectus is April 18, 2000

                               TABLE OF CONTENTS


                                                    Page                                                 Page
                                                   -------                                              -------
Special Note Regarding Forward-Looking                       Certain Relationships and Related
 Statements.....................................         2    Transactions...........................        29
Risk Factors....................................         3   Principal Shareholders..................        30
Use of Proceeds.................................        10   Description of Securities...............        34
Price Range of Common Stock, Class A Warrants
 and Units......................................        10   Plan of Distribution....................        35
Dividend Policy.................................        11   Legal Matters...........................        36
Management's Discussion and Analysis of
 Financial Condition and Results
 of Operations..................................        12   Experts.................................        36
Business........................................        17   Additional Information                          36
Management......................................        23   Index to Financial Statements...........        F-1

                                  ----------

     We are a California corporation. Our principal executive offices are located at 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129, and our telephone number is (408) 777-7920. In this prospectus, "Notify Technology," "we," "us," and "our" refer to Notify Technology Corporation, unless the context otherwise requires.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                  ----------

Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                                 RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Notify Technology Corporation. As a Notify Technology shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

We Have a Limited Operating History and a History of Losses, Moreover, There is No Assurance of Future Profitability

     We commenced operations in August 1994 and through January 1996 were engaged primarily in research and development. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. For the fiscal years ended September 30, 1999, 1998 and 1997, we incurred net losses of $3,123,284, $2,617,561 and $1,382,910, respectively. As of December 31, 1999, we had an accumulated deficit of $9,906,884 and working capital of $2,956,063. We anticipate having a negative cash flow from operating activities in future quarters and years. We incurred a net loss of $699,849 for the three-month period ended December 31, 1999 and expect to incur further operating losses in future quarters and years. These losses will continue until we sell substantially more of our products and our revenue exceeds our operational expenses. We may never sell significantly more of our products or achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business--Sales, Marketing and Distribution."

Our Quarterly Operating Results May Vary

     We anticipate that we will experience significant fluctuations in our operating results in the future. Fluctuations in operating results may cause the price of our common stock, Units and Class A warrants to be volatile. Operating results may vary as a result of many factors, including the following:

      .  our level of research and development;
      .  our sales and marketing activities;
      .  announcements by us or our competitors;
      .  size and timing of orders from customers;
      . new product introductions by us or our competitors; and . price erosion.

     Each of the above factors is difficult to control and forecast. Thus, they could have a material adverse effect on our business, financial condition and results of operations.

     Notwithstanding the difficulty in forecasting future sales, we generally must undertake research and development and sales and marketing activities and other commitments months or years in advance. Accordingly, any shortfall in product revenues in a given quarter may materially adversely affect our financial condition and results of operations because we are unable to adjust expenses during the quarter to match the level of product revenues, if any, for the quarter. Due to these and other factors, we believe that quarter to quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of the future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Products May Not Be Accepted

     We sold the first MessageAlert in January 1996, the first Centrex Receptionist in March 1998 and the first Call Manager product in April 1999. We also announced the first sales of the new Visual Got Mail products into trial programs in November 1999. To date, we have received only limited revenue from the sale of these products. We expect to sell only a limited number of our MessageAlert product because it is a mature product with limited demand and we no longer feature it in our sales plan. While we believe that our other products are commercially viable, developing products for the consumer and business marketplaces is inherently difficult and uncertain. We do not believe our sales to date are sufficient to determine whether or not there is meaningful consumer or business demand for our products.

     We intend to devote significant resources to sales and marketing efforts and to promote consumer and business interest in our products. There can be no assurance that these efforts will be successful or that significant market demand for our products will ever develop. See "Business--Products," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We Depend on Limited Number of Potential Customers and Need to Develop Marketing Channels

     We believe our success, if any, will be largely dependent on our ability to either sell our products to, or enter into joint marketing arrangements with, the seven Regional Bell Operating Companies, or RBOCs, and approximately 20 large Local Exchange Carriers, or LECs, in the United States. In particular, we believe that we can successfully sell our Call Manager and Centrex Receptionist products only if we sell them to or in conjunction with the RBOCs and LECs. We also expect to rely significantly on the RBOCs and LECs as a channel for our initial sales of our Visual Got Mail product. Sales to RBOCs and LECs constituted 69%, 71% and 86% of our revenue for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. In addition, two customers accounted for 55% and 11% of sales for the fiscal year ended September 30, 1999, and two customers accounted for 50% and 17% of sales for the fiscal year ended September 30, 1998. To date, we have sold our products to five RBOCs and twelve LECs. It took us substantially longer than we originally anticipated to qualify our product and develop the marketing relationships necessary to make these sales. RBOCs and LECs tend to be hierarchical, which distribute decision-making authority and resist taking risks. Selling a product to or entering into a marketing relationship with an RBOC or LEC is generally a lengthy process requiring multiple meetings with numerous people in the organization. If we fail to develop significantly enhanced relationships with the RBOCs and LECs, our business and operating results would be materially adversely affected.

     We also intend to develop other distribution channels for our products, including competitive local exchange carriers, direct sales via an internet store and potential development of internet service provider channels. Our management will need to expend time and effort to develop these channels. Because our marketing efforts have been largely focused on developing relationships with RBOCs and LECs, our management has had only limited experience in selling our products through these channels. We may not be able to implement this marketing and distribution program to expand our distribution channels and any marketing efforts undertaken by or on behalf of us may not be successful. See "Business--Sales, Marketing and Distribution."

Our Products May Suffer from Defects

     Our products incorporate a combination of reasonably sophisticated computer chip design, electric circuit design, software programming and telephony technology. We have devoted substantial resources to researching and developing each of these elements. In order to reduce the manufacturing costs, expand the feature sets and otherwise enhance the operation of our products, we have from time to time redesigned our products. We expect that in the future we will engage in similar redesigns of our products. In addition, we are in the process of developing new, similarly complex products. Though we extensively test our products before marketing them, any new, redesigned or current product may contain design flaws that we won't detect through our testing procedures. In addition, we rely on subcontractors to manufacture our products. Though we have quality control procedures designed to detect manufacturing errors, there can be no assurance that we will identify all defective products. We believe that reliable operation will be an important purchase consideration for both our consumer and business customers. A failure by us to detect and prevent a design flaw or a widespread product defect could materially adversely affect the sales of the affected product and our other products, which could materially adversely affect our business, financial condition and operating results. See "Business-- Products" and "--Manufacturing."

We Face Significant Competition

     We believe the market for our products is highly competitive and that competition is likely to intensify. In the Caller-ID market, we compete directly with CIDCO Incorporated, TT Systems, Astra Telecom of Canada and Thompson Consumer Inc. In the market for auto-attendant products, we compete with SoloPoint.com, Inc. In the market for visual message waiting indicators, we compete directly with SoloPoint.com, Inc. and Comsumerware Inc. Finally, our Visual GotMail technology indirectly competes with several companies, including Landel Telecom and CIDCO Incorporated. Some of these companies have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than we do that could produce competing products. These companies include telephone equipment manufacturers such as Northern Telecom, Inc. and Lucent Technologies, Inc. We expect that to the extent that the market for our products develops, competition will intensify and new competitors will enter the market. We may not be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would materially adversely effect our business and results of operations.

We Depend on Key Executives

     Our potential for success depends significantly on key management employees, including our Chairman, President and Chief Executive Officer, Mr. Paul F. DePond, our Chief Operations Officer, Gaylan Larson and our Chief Financial Officer, Gerald W. Rice. We have obtained three-year key-man term life insurance on Mr. DePond in the amount of $2,000,000 and have entered into employment agreements with him along with Mr. Larson and Mr. Rice. The loss of their services or those of any of our other key employees would materially adversely effect us. We also believe that our future success will depend in large part on our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for these highly-skilled employees is intense. Therefore, there can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion. See "Business--Employees" and "Management."

Our Intellectual Property May Not Be Adequately Protected and We May Infringe the Rights of Others

     We regard various features and design aspects of our products as proprietary and rely primarily on a combination of patent and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We have been issued a patent covering the design of our MessageAlert products, and a patent covering the MultiSense technology used in our MessageAlert product. We have also applied for patents on our Visual Got Mail technology. We intend to continue to apply for patents, as appropriate, for our future technologies and products. There are few barriers to entry into the market for our products, and there can be no assurance that any patents we apply for will be granted or that the scope of our patents or any patents granted in the future will be broad enough to protect us against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology. See "--Competition."

     We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. These claims could result in substantial cost to us and could divert our management and technical personnel away from their normal responsibilities. See "Business--Proprietary Rights."

We May Not Be Able to Obtain Critical Components from Our Suppliers

     Currently, we are able to obtain many key components used in our products only from single or limited sources. We do not have long term supply contracts with these or any other component vendors and purchase all of our components on a purchase order basis. Component shortages may occur and we may not be able to obtain the components we need in a timely manner and on a commercially reasonable basis. In particular, the microcontroller that forms the core of our Call Manager and Visual Got Mail products is manufactured only by Epson Electronics America, Inc. From time to time, the semiconductor industry has experienced extreme supply constraints. If we are unable to obtain sufficient quantities of microcontrollers from Epson Electronics America, Inc., our business and operating results would be materially adversely effected.

     We utilize offshore manufactures to manufacture our products and these manufacturers may not be able to support our manufacturing requirements. If we are unable to obtain sufficient quantities of sole-source components or subassemblies, or to develop alternate sources, we could experience delays or reductions in product shipments or be forced to redesign our products. Each of these scenarios could materially adversely effect our business and operating results. See "Business--Manufacturing."

Our Products May Not Comply with Government Regulations and Industry Standards

     Our products must comply with a variety of regulations and standards.
These include regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As our business expands into international markets we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. If we fail to comply with existing regulations and standards or to adapt to new regulations and standards, our business and operating results could be materially adversely effected. See "Business--Governmental Regulation and Industry Standards."

We May Not Be Able to Manage Our Planned Growth

     We plan to expand our business operations during fiscal year 2000. This expansion could strain our limited personnel, financial, management and other resources. In order to manage our planned growth, we will need to maintain our product development program and expand our sales and marketing capabilities and personnel. In addition, we will need to adapt our financial planning, accounting systems and management structure to accommodate this growth if it occurs. Our failure to properly anticipate or manage our growth, if any, could adversely affect our business, operating results and financial condition. See "Business."

Sales of Outstanding Shares May Hurt Our Stock Price

     The market price for our common stock could fall substantially if our shareholders sell large amounts of our common stock. Potential future sales of our common stock include the following:

     . 425,000 Class A warrants and the underlying shares of common stock, which we have agreed to register for resale pursuant to an agreement entered into in connection with a 1997 bridge financing;

     . 1,788,505 outstanding shares of our common stock and options and warrants to purchase our common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. Pursuant to Rule 144, substantially all of these restricted shares are eligible for resale subject to the restrictions on transferability relating to 1,367,484 shares of our common stock or warrants to purchase shares of our common stock placed in an escrow in connection with our initial public offering. See "Principal Shareholders -Escrow Securities."

     . The holder of an option to purchase 160,000 Units consisting of one share of common stock and one Class A warrant has demand and "piggy-back" registration rights covering our securities. We could incur substantial expenses if this option holder exercises this option.

     . David Brewer holds 1,317,400 shares of common stock and warrants to purchase 877,044 shares of common stock. We have agreed to register for resale these shares of common stock, including the shares underlying the warrants, at the request of Mr. Brewer.

     Sales or the possibility of sales of our common stock in the public market may adversely affect the market price of our securities.

Exercise of Outstanding Options and Warrants May Dilute Current Shareholders

     The following options and warrants to purchase our common stock are outstanding:

     . 1,600,000 Class A warrants to purchase 1,600,000 shares of our common stock for $6.50 per share, issued in connection with our initial public offering, subject to adjustment in some circumstances;

     . 425,000 Class A warrants to purchase 425,000 shares of our common stock for $6.50 per share, issued in connection with our 1997 bridge financing;

     . an option to purchase 160,000 Units at a price per Unit of $7.00 issued to the underwriter of our initial public offering;

     . additional warrants as of March 1, 2000 to purchase 205,510 shares of our common stock; and

     . 430,618 options outstanding as of March 1, 2000 under our 1997 Stock Plan, and subject to vesting requirements. 685,382 shares of our common stock are reserved for issuance under our 1997 Stock Plan.

     . warrants to purchase 877,044 shares of common stock at a price of $3.60 held by David Brewer.

     Holders of these options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Moreover, while these options are outstanding, our ability to obtain financing on favorable terms may be adversely affected. See "Management" and "Description of Securities."

Our Stock Price May be Volatile

     The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more of our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of these companies. These factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

We Do Not Expect to Pay Dividends

     We have not paid any dividends to our shareholders since our inception and do not plan to pay dividends in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. See "Dividend Policy."

Our Officers and Directors Substantially Control Us

     Based upon the number of shares of our common stock that are outstanding as of March 1, 2000, our officers and directors as a group will beneficially own approximately 56.6%, of our outstanding common stock after giving effect to the exercise of all currently exercisable outstanding options and warrants held by such individuals. Consequently, the officers and directors as a group will be able to exert substantial influence over the election of our directors and the direction of our policies. See "Principal Shareholders."

We Have Contractual Obligations to the Underwriter of our Initial Public
Offering

     Until August 28, 2002, in the event D.H. Blair Investment Banking Corp., the underwriter of our initial public offering, originates financing or a merger, acquisition, or transaction to which we are a party, we will be obligated to pay it a finder's fee in consideration for originating any of these transactions. The fee is based on a percentage of the consideration paid in the transaction, ranging from 7% of the first $1,000,000 to 2-1/2% of any consideration in excess of $9,000,000. In addition, D.H. Blair Investment Banking Corp. has exercised its right to designate one person to sit on our board of directors until August 28, 2002. The designee, Mr. Andrew Plevin, was an employee of the D.H. Blair Investment Banking Corp., but is now the Acting President and Chief Executive Officer of Core Software Technology, Inc.

Our Charter Provisions May Discourage Acquisition Bids

     Our board of directors has authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights for these shares, without any further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue shares of Preferred Stock. See "Description of Securities--Preferred Stock."

Our Net Income Will Be Decreased if the Escrow Securities Are Released

     In connection with our initial public offering, many of our shareholders, including current officers, directors and employees, placed a substantial portion of our securities then held by them into an escrow. These securities will be released from escrow if we reach pre-tax earnings targets or share price targets. Upon the release from this escrow of any securities owned by our officers, directors, consultants or employees, we will be required to record a compensation expense for financial reporting purposes. Accordingly, in any period in which securities are released from this escrow, we will record a substantial noncash charge to earnings that will increase our loss or reduce or eliminate earnings, if any, at that time. The amount of this charge will be equal to the aggregate market price of the securities owned by directors, officers and employees which are released from the escrow. Although the amount of compensation expense recognized by the us will not affect our total shareholders' equity or cash flow, it may have a depressive effect on the market price of our securities. See "Principal Shareholders--Escrow Securities"

Our Articles of Incorporation Limit the Liability of Officers and Directors and We Have Entered into Indemnification Agreements with Them

     Our Articles of Incorporation eliminate in certain circumstances the liability of our directors for monetary damages for breach of their fiduciary duties as directors. We have also entered into indemnification agreements with each of our directors and officers. Each of these indemnification agreements provides that we will indemnify the indemnitee against expenses, including reasonable attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of duties as a director or officer, other than an action instituted by the director or officer. These indemnification agreements also require that we indemnify the director or other party thereto in all cases to the fullest extent permitted by applicable law. Each indemnification agreement permits the director or officer that is party thereto to bring suit to seek recovery of amounts due under the indemnification agreement and to recover the expenses of such a suit if they are successful. See "Management--Indemnification of Officers and Directors and Related Matters."

                                USE OF PROCEEDS

     If all of the shares offered hereby are sold, the proceeds to us would be approximately $10,400,000, less expenses. We expect the net proceeds to be used for working capital and for general corporate purposes.

     Pending application, the net proceeds of the Offering will be invested in short-term, high grade interest-bearing savings accounts, certificates of deposit, United States government obligations, money market accounts or short-term interest bearing obligations.

            PRICE RANGE OF COMMON STOCK, CLASS A WARRANTS AND UNITS

     Our common stock, Class A warrants and units have been trading publicly on the Nasdaq SmallCap Market under the symbols "NTFY," "NTFW" and "NTFYU," respectively, since August 28, 1997. The table below sets forth the range of quarterly high and low bid prices for our common stock, Class A warrants and Units on the Nasdaq SmallCap Market during the calendar quarters indicated.

NTFY Common Stock


FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 2000                                                                            -----   -----
------------------
First Quarter..............................................................................   8.438   6.000

FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 1999                                                                            -----   -----
------------------
First Quarter..............................................................................   2.500   0.781
Second Quarter.............................................................................   9.250   1.188
Third Quarter..............................................................................   8.938   6.313
Fourth Quarter.............................................................................   8.875   5.656

FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 1998                                                                            -----   -----
------------------
First Quarter..............................................................................   3.750   2.125
Second Quarter.............................................................................   2.188   1.625
Third Quarter..............................................................................   3.875   2.031
Fourth Quarter.............................................................................   2.750   0.844

NTFYW Class A Warrants

FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 2000                                                                            -----   -----
------------------
First Quarter..............................................................................   3.063   1.969

FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 1999                                                                            -----   -----
------------------
First Quarter..............................................................................   0.438   0.156
Second Quarter.............................................................................   3.313   0.156
Third Quarter..............................................................................   3.281   1.969
Fourth Quarter.............................................................................   3.250   1.656

FISCAL YEAR ENDED                                                                             HIGH     LOW
SEPTEMBER 30, 1998                                                                            -----   -----
------------------
First Quarter..............................................................................   1.250   0.375
Second Quarter.............................................................................   0.750   0.375
Third Quarter..............................................................................   0.750   0.375
Fourth Quarter.............................................................................   0.563   0.156

NTFYU Units


FISCAL YEAR ENDED                                                                              HIGH     LOW
SEPTEMBER 30, 2000                                                                            ------   -----
------------------
First Quarter..............................................................................   11.375   8.250

FISCAL YEAR ENDED                                                                              HIGH     LOW
SEPTEMBER 30, 1999                                                                            ------   -----
------------------
First Quarter..............................................................................    2.750   1.000
Second Quarter.............................................................................   12.375   1.438
Third Quarter..............................................................................   11.875   8.313
Fourth Quarter.............................................................................   11.688   6.500

FISCAL YEAR ENDED                                                                              HIGH     LOW
SEPTEMBER 30, 1998                                                                            ------   -----
------------------
First Quarter..............................................................................    5.000   2.500
Second Quarter.............................................................................    2.750   2.125
Third Quarter..............................................................................    4.375   2.250
Fourth Quarter.............................................................................    3.000   1.000

     As of March 22, 2000, there were 72 holders of record of our common stock and 9 holders of record of our Class A warrants.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our stock and anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business. Payment of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors deemed relevant by our board of directors.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below and elsewhere in this prospectus. The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

     Notify Technology Corporation was incorporated in the State of California in August 1994. We are engaged in the development, manufacture, marketing and sale of computer telephony products for the business, Small Office Home Office, or SOHO, and residential marketplaces. In recent years, the number of individuals and businesses relying on their telephone company service provider to provide them with services such as voice mail and Centrex, a business-oriented service that eliminates the need for on-premise telephone switching equipment, has increased dramatically. Our products are designed to enhance the convenience and utility of these services by providing customers with features that are either not available or not included in standard service packages. Our Call Manager products incorporate caller-id, call waiting caller-id, and Voice Mail MessageAlert features. Our Centrex Receptionist product gives business and SOHO customers a cost-effective means of ensuring that incoming calls are properly routed even when a human attendant is not available. Our newly announced eLight and eView products provide users with e-mail notification without the necessity of logging into their mailbox. Our MessageAlert product, which we have sold over the last three years, is a mature product that is expected to see limited sales in the future. The MessageAlert is a product that increases the timeliness and ease of message retrieval for voice mail subscribers by providing a visual indication that a message has been received.

     We completed our IPO in September 1997, with net proceeds of approximately $6.2 million. Prior to the IPO, our working capital requirements were met through the sale of equity and debt securities and, to a lesser extent, product revenue and a line of credit. We have sustained significant operating losses in every fiscal period since inception and expect to incur substantial quarterly operating losses in the future. Our limited operating history makes the prediction of future operating results difficult if not impossible. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our ability to expand our existing distribution channels and to create new distribution channels, and our ability to develop and market new products and control costs. There can be no assurance that our revenue will grow or be sustained in future periods or that we will ever achieve profitability.

Results of Operations

     Revenue: To date, substantially all of our revenue has been derived from the sale of our MessageAlert, Centrex Receptionist and Call Manager products. Revenue consists of gross revenue less product returns. Revenue for the fiscal year ended September 30, 1999 increased to $1,836,142 from $1,638,268 for the fiscal year ended September 30, 1998. Revenue was up from the previous year due to the introduction and sales of the Call Manager product and growth in Centrex Receptionist sales offset by a decline in sales of the Message Alert product. We do not expect our Message Alert products to be a significant source of revenue in fiscal 2000. We sell products in the United States primarily to regional bell operating companies and local exchange carriers. Two products accounted for 41% and 34% of total revenues in fiscal 1999. Another product accounted for 81% of total revenue in fiscal 1998. Significant portions of our revenue have been concentrated in a small number of customers although not necessarily the same customers each year. For example, two customers accounted for 55% and 11% of sales for the fiscal year ended September 30, 1999, and two customers accounted for 50% and 17% of sales for the fiscal year ended September 30, 1998. One of these customers had significant sales in both years.

     Sales of the Call Manager product, which began shipping in the third quarter of fiscal 1999, represented 58% of our revenue in the three month period ended December 31, 1999. Sales of the Centrex Receptionist represented 27% of our revenue in the three month period ended December 31, 1999 compared to 75% in the three month period ended December 31, 1998. Sales of the MessageAlert product represented 3% of our revenue in the three month period ended December 31, 1999 compared to 21% in the three month period ended December 31, 1998. Revenue for the three month period ended December 31, 1999 increased to $1,069,678 from $226,344 for the three month period ended December 31, 1998. Revenue was up from the previous year primarily due to increased sales of the Call Manager product line and, to a lessor extent, growth in Centrex Receptionist sales. Sales to telephone companies were 84% and 78% of revenue for the three-month periods ended December 31, 1999 and 1998, respectively. One customer accounted for 29% and 72% of sales in the three month periods ended December 31, 1999 and 1998, respectively. Two other customers accounted for 24% and 21% of sales in the three month period ended December 31, 1999.

     Most of the Call Manager revenue in the three-month period ended December 31, 1999 was derived from telephone company promotional programs utilizing the Call Manager product as a customer acquisition device. Conversely, most of the revenue from the Centrex Receptionist came from continuing, non-promotional telephone company programs resulting in more consistent sales. As the timing and size of promotional programs using our Call Manager products is uncertain, we anticipate we will continue to experience substantial variances in quarterly revenue.

     In addition, we believe that domestic telephone companies have in aggregate decreased their purchases of telephone adjunct devices aimed solely at Voice Mail customer acquisition. Based on requests for quotations issued by telephone companies, we believe that purchases of telephone adjunct devices to support Caller-ID programs continue to occur. A continuation of this trend would have a material adverse effect on our Voice Mail-only product business, which would have an adverse effect on our operating results and financial condition.

     Cost of Sales: Cost of sales consists primarily of the cost to manufacture our products. Cost of sales increased to $1,721,029 in the fiscal year ended September 30, 1999 from $1,582,042 in the fiscal year ended September 30, 1998. This increase was the result of increased sales of our products for the use in telephone company promotional programs. Despite significant inventory write-downs recorded in the third and fourth quarter, our gross margin increased to 6% in fiscal 1999 from 3% in fiscal 1998. The write-downs were primarily related to MessageAlert product that has been largely replaced by the Call Manager product line as well as the write-down of certain Call Manager inventory to the lower of cost or market due to expedite costs incurred to achieve the initial volume deployment of the Call Manager product.

     Cost of sales increased to $735,445 in the three month period ended December 31, 1999 from $112,300 for the three month period ended December 31, 1998. This increase was the result of increased sales of the Call Manager product line.

     Research and Development: Research and development expense consists principally of personnel costs, contract design services, development tooling and supply expenses. Research and development expense decreased to $1,361,792 for the fiscal year ended September 30, 1999 from $1,376,767 for the fiscal year ended September 30, 1998. This decrease was primarily the result of moving more development resources in house versus using contract design services. We expect to continue to move research and development activity in-house but there can be no assurance that significant cost savings will be achieved as the result of such actions.

     Research and development expense increased to $379,036 for the three month period ended December 31, 1999 from $327,375 for the three month period ended December 31, 1998. Research and development cost increases in the three month period ending December 31, 1999 reflect the growth of our staff that supports the Got Mail product development.

     We expect that research and development expenditures will continue at, or near, the current level for fiscal 2000 in order that we may complete the products under development and enhance our current products. See "Business-- Research and Development."

     Sales and Marketing: Sales and marketing expense consists primarily of personnel, consulting and travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing expenses increased to $837,334 for the fiscal year ended September 30, 1999 from $589,295 for the fiscal year ended September 30, 1998. This increase was attributable primarily to the expansion of Customer Service, increased travel expense and increased commissions resulting from increased sales.

     Sales and marketing costs increased to $318,386 for the three month period ended December 31, 1999 from $186,989 for the three month period ended December 31, 1998. This increase was due to an increase in the size of the customer service department to support the Centrex Receptionist product line and the addition of a Vice President of Sales and a Vice President of Marketing. We have been expanding our ability to manage the rollout of the Got Mail product line and to provide better support for the growing Call Manager and Centrex Receptionist product lines. We also made a larger investment in promoting our products at the Consumer Electronics Show held in Las Vegas in January 2000.

     We anticipate that sales and marketing expenses will increase significantly in future quarters as we hire additional sales and customer support personnel and attempt to expand our existing and create new distribution channels. See "Business--Sales, Marketing and Distribution."

     General and Administrative: General and administrative expense consists of general management and finance personnel, occupancy costs and professional fees and other general corporate expenses. General and administrative expenses increased to $1,136,779 for the fiscal year ended September 30, 1999 from $884,442 for the fiscal year ended September 30, 1998. These increases were primarily the result of additional rent, legal, accounting and corporate expense and increases in executive salaries. We expect that we will need to hire additional accounting and financial personnel in order to support anticipated growth.

     General and administrative expenses increased to $363,261 for the three month period ended December 31, 1999 from $226,287 for the three month period ended December 31, 1998. The increase is primarily due to the Company's increased public and investor communication efforts and a rise in recruiting expenses for senior staff members.

     Income Taxes: There was no provision for federal or state income taxes in fiscal 1998 or 1999 as we incurred net operating losses. As of September 30, 1999, we had federal and state net operating loss carryforwards of approximately $16,000,000, which will expire in years 2002 through 2019. The net loss carryforwards and certain research and development tax credit carryforwards will expire in tax years 2002 through 2019, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits carryforwards before full utilization. For financial reporting purposes, deferred tax assets primarily related to the net operating carryforwards recognized under Financial Accounting Standard No. 109, "Accounting for Income Taxes," has been fully offset by a valuation allowance.

Liquidity and Capital Resources

     Our financial statements are prepared and presented on a basis assuming we continue as a going concern. At September 30, 1999, we had an accumulated deficit of $9.2 million and incurred a net loss of $3.1 million for fiscal 1999. Our recently developed products will need to attain favorable market acceptance to continue our research and development activities and fund operating expenses at current levels. Management believes that sufficient funds will be available from cash, cash equivalents, and operating activities to support the current level of operations through September 30, 2000. There can be no assurance that our new products will attain favorable market acceptance. If we are unable to attain certain goals, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of our organization may be necessary. In such an event, we intend to implement expense reduction plans in a timely manner to enable us to meet our cash requirements through at least September 30, 2000. These actions would have material adverse effects on our business, results of operations, and prospects.

     Over the last two years, we have financed our operations primarily through sales of equity and debt securities and bank lines of credit. In the fiscal years ended September 30, 1999 and 1998, the net cash used in operating activities equaled $2,868,342 and $2,617,101, respectively.

     Cash used in operating activities decreased to $612,233 for the three month period ending December 31, 1999 from $658,243 for the three month period ending December 31, 1998. Cash used in operating activities for the three month period ending December 31, 1999 was primarily related to operations as well as an increase in inventory for the Call Manager product line and an increase in accounts receivable offset by an increase in accrued liabilities. The cash used in operating activities for the three month period ended December 31, 1998 was primarily related to operations.

     Cash was provided in the three month period ending December 31, 1999 by financing activities related primarily to the proceeds of $1,121,760 from the exercise of warrants to purchase 311,600 shares of common stock. In February 2000, we received an additional $560,880 in proceeds from the exercise of warrants to purchase 155,800 shares of common stock.

     In March 1999, we sold to David Brewer 850,000 shares of common stock and issued warrants to purchase 1,344,444 shares of common stock for an aggregate consideration of $3,043,360. The warrants consisted of four warrants to purchase 155,800 shares of common stock at $3.60 per share and one warrant to purchase 721,244 shares of common stock at $3.60 per share. Each of the four warrants originally expired upon the earlier of September 3, 2000 or 30 days after we meet certain product sales or revenue milestones. On October 13, 1999, David Brewer executed two of the warrants for a total of 311,600 shares of common stock and we received $1.1 million. At the same time, we renegotiated the two remaining warrants to restate the milestone on one and extend both warrants until March 1, 2001 or 30 days after we meet certain product sales or revenue milestones. On December 31, 1999, we achieved an additional milestone and Mr. Brewer subsequently executed the corresponding warrant in February 2000 for 155,800 shares of common stock and we received $560,880. If we achieve the final milestone, we anticipate that Mr. Brewer will choose to exercise the warrant and we will receive as much as $560,880 in additional funding. However, there can be no assurances that we will meet this last milestone or that Mr. Brewer will, in fact, exercise the warrant.

     In connection with the sale of the common shares and warrants to Mr. Brewer, we agreed to issue additional warrants to Mr. Brewer if we sell shares of common stock in a capital raising transaction at a price below $3.60 per share prior to the earlier of (i) March 3, 2002 or (ii) our calling our outstanding Class A warrants.

Impact of the Year 2000 Issue

     The Year 2000 Issue was the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

     We developed a three-phase program to limit or eliminate Y2K exposures. Phase I was to identify those systems, applications and third-party relationships that had exposure to Y2K disruptions in operations. Phase II was the development and implementation of action plans to achieve Y2K compliance in all areas prior to the end of 1999. Also included in Phase II was the development of contingency plans that would have been implemented had Y2K compliance not been achieved in order to minimize disruptions in operations. Phase III was the final testing or equivalent certification of testing of each major area of exposure to ensure compliance. We completed all phases before the end of 1999.

     As of December 31, 1999, we identified costs related to replacement or remediation and testing of our computer information systems and internal computer and software upgrades to bring the internal systems into compliance with the Year 2000. The total cost of our Y2K compliance programs was primarily confined to the replacement of internal personal computers. The funds for these costs was part of our cash flow from operations and capital expenditures.

     No Y2K problems occurred as a result of passing into calendar year 2000.
We have found no evidence of Y2K problems in our internal systems. No users of our products have yet notified us of any Y2K problems connected with the use of our products. No vendors have yet informed us of any problems related to Y2K and deliveries of material to us have not been interrupted. Based on the currently available information, we do not believe the Year 2000 issue will have a material effect on our financial condition or results of operations.

Release of Escrow Securities

     In connection with our initial public offering, certain of our shareholders, including current officers, directors and employees, placed a substantial portion of our securities then held by them into an escrow. These securities will be released from escrow if we reach certain pre-tax earnings targets or share price targets. Upon the release from this escrow of any securities owned by our officers, directors, consultants or employees, we will be required to record a compensation expense for financial reporting purposes. Accordingly, in any period in which securities are released from such escrow, we will record a substantial noncash charge to earnings that will increase our loss or reduce or eliminate earnings, if any, at such time. The amount of this charge will be equal to the aggregate market price of the securities owned by directors, officers and employees which are released from the escrow. Although the amount of compensation expense recognized by the us will not affect our total shareholders' equity or cash flow, it may have a depressive effect on the market price of our securities. See "Principal Shareholders--Escrow Securities."

                                   BUSINESS

     We were incorporated in the State of California in August 1994. We are engaged in the development, manufacture, marketing and sale of computer telephony products for the business, SOHO and residential marketplaces. In recent years, the number of individuals and businesses relying on their telephone company service provider to provide them with services such as voice mail and Centrex, a business-oriented service that eliminates the need for on-premise telephone switching equipment, has increased dramatically. Our products are designed to enhance the convenience and utility of these services by providing customers with features that are either not available or not included in standard service packages. Our Call Manager products incorporate caller-id, call waiting caller-id, and Voice Mail MessageAlert features. Our Centrex Receptionist product gives business and SOHO customers a cost-effective means of ensuring that incoming calls are properly routed even when a human attendant is not available. Our newly announced eLight and eView products provide users with e-mail notification without the necessity of logging into their mailbox. Also, our MessageAlert product increases the timeliness and ease of message retrieval for voice mail subscribers by providing a visual indication that a message has been received.

Products

Call Manager

     We announced the Call Manager family of caller-id products in January 1999 and began shipping in April 1999. Our caller-id products incorporate the MessageAlert visual message waiting indication technology and support for combinations of telephone company services such as voice mail, caller-id, call waiting caller-id and deluxe call waiting. Caller-id products are categorized as either "Type I" (calling name and calling number only); "Type II" (Type I features plus call waiting caller-id) or "Type II.5" (Type II plus deluxe call waiting). Type II and Type II.5 products support the more sophisticated services offered by telephone service providers than the "Type I" products more commonly found on the market. Our Call Manager line of products include all three types and are designed to support bundling of services offered by the telephone service provider giving more functionality to the end user and more revenue opportunity for the telephone service provider.

Centrex Receptionist

     Small businesses that use CENTREX services generally must maintain a human attendant to answer incoming calls, or the calls will go unanswered or they will be transferred into the business' general voice mail mailbox. The Centrex Receptionist is a stand-alone unit that provides the CENTREX customer with automatic call answer and transfer capability 24 hours a day. The Centrex Receptionist provides thirty minutes of recorded announcement time, special after hours or holiday announcements, and nine main menu items. Each main menu item supports nine selections that can be either a transfer to a telephone number or an announcement. The Centrex Receptionist also provides extension dialing, name directory services and call statistics. The unit has a battery back-up that will last up to three days. The Centrex Receptionist is remotely configured by Notify Technology Customer Service but locally programmable by the user for voice greetings and voice announcements using a touch tone telephone. It has password protection for all administrative programming. The current Centrex Receptionist model supports two to four incoming CENTREX lines.

Visual Got Mail

     The eView and eLight are the Company's two newest products. The eView and eLight are part of a Visual Got Mail service that incorporates the use of proprietary server technology. The service is designed to eliminate residential, SOHO and business e-mail subscribers' frustration with the traditional, inconvenient process of checking for e-mail. The Visual Gotmail technology, designed for telephone company deployment as a service offering, includes a scalable carrier class server infrastructure, hosted by Notify Technology or the telephone company, and a line of telephone adjunct products for use by subscribers. While the eLight is a dedicated e-mail notification product that notifies users of the presence of e-mail through the use of a blinking red light, the eView is a caller-id product that also incorporates the advanced e-mail notification feature of displaying the header information of unread e-mails in the user's mailbox(s).

MessageAlert

     The MessageAlert is a visual indicator for telephone company provided voice mail. Telephone companies typically use one of two signaling standards to alert voice mail subscribers that they have a message waiting: stutter dial tone signaling and CLASS signaling, which enables detection of a voice mail message without taking the line off-hook.

     The MessageAlert is a mature product that has limited demand. Although still in our active product line, the MessageAlert is expected to have limited sales as it is no longer a featured product in our sales plan. We have been granted a patent on the MultiSense Technology incorporated in the MessageAlert that enables it to work with both signaling standards. This technology has been incorporated into the Call Manager product series and will be included in many of our other products.

Sales, Marketing and Distribution

     The sales activities for our products have been focused on direct sales to large telephone companies. Our products are being either private labeled or joint marketed by GTE Communication Systems Corporation, Pacific Bell, Southwestern Bell Telephone Company, BellSouth Corporation, Ameritech Corporation, Century Telephone Enterprises Inc., Alltel Telephone System and Commonwealth Telephone Company. Except with respect to Pacific Bell, Southwestern Bell and Ameritech Corporation, our relationship with these companies has not been reduced to a formal agreement or contract and none of these companies is obligated to purchase any product from us. We manufacture products based on purchase orders and forecasts of purchases received from RBOCs and LECs. We believe large telephone companies typically do business in this manner and we do not intend to seek long-term contractual commitments from our telephone company customers.We sell products in the United States primarily to regional bell operating companies and local exchange carriers. Two products accounted for 41% and 34% of total revenues in fiscal 1999. Another product accounted for 81% of total revenue in fiscal 1998. Significant portions of our revenue have been concentrated in a small number of customers although not necessarily the same customers each year. For example, two customers accounted for 55% and 11% of sales for the fiscal year ended September 30, 1999, and two customers accounted for 50% and 17% of sales for the fiscal year ended September 30, 1998. One of these customers had significant sales in both years.

     We are marketing the Centrex Receptionist to the same group of large telephone companies we have targeted for the Call Manager, eView and MessageAlert products. We have entered into contracts with three major telephone companies to sell our Centrex Receptionist through their ongoing customer premise equipment channels. We believe that we have established ourselves as a qualified supplier or joint marketing partner with respect to the Centrex Receptionist.

     We intend to distribute our products through or in conjunction with the large domestic telephone companies and certain of their authorized resellers. To date, we have sold our products to five of the seven RBOCs and twelve of the 20 largest LECs. Our strategy is to encourage these telephone companies to bundle our products with their services as both a consumer acquisition tool and in order to increase retention of new service subscribers. In addition, we intend to encourage telephone companies and their authorized resellers that focus on selling Centrex services to also market our Centrex Receptionist as an enhancement to the basic Centrex service. We believe that the relationships with telephone companies we have formed as a result of marketing the MessageAlert, Call Manager and Centrex Receptionist product lines, will aid us in developing the telephone companies as a distribution channel for the new Visual Got Mail product line.

     The Visual GotMail product line will derive revenue from both sales of adjunct equipment and supplying ongoing Visual Gotmail services to users. Service revenue may be direct through our own service centers or indirect through customer owned and maintained service centers. Our technology is proprietary and only our adjunct products will interface with the server centers. We have opened an online store to supply product and Got Mail services directly to the consumer market. This channel will provide a direct link to the users of Visual Got Mail service and supply first hand feedback about the quality of our products and services.

Technical and Marketing Support

     We have developed product collateral and marketing programs for the Centrex Receptionist, Call Manager and MessageAlert products. We have recently expanded our ongoing marketing programs to include the new Visual GotMail products.
These marketing programs will include augmentation of collateral material, advertising and trade shows, supplemented with public relations campaigns.

     We provide back-up technical support to large telephone companies and resellers. Our support personnel perform all technical support. In the future, our support organization will provide both sales and technical support. Sales support consists of sales and marketing training at our home office training facility for our own sales force and those of authorized resellers. The Centrex Receptionist requires remote modem support by our customer service group whenever the user wants to add lines, make directory changes and perform system back-up on a billable service arrangement.

Research and Development

     We incurred $1,361,792 and $1,376,767 in research and development expenses in fiscal 1999 and 1998, respectively. We use both internal engineering resources and contract engineering resources for our research and development. We believe that our future success, if any, depends significantly on our ability to continue to enhance our existing products and to develop new products, and intend to continue to incur continued research and development costs. We expect that our research and development efforts will be focused in three areas: further development of the Company's Visual Got Mail products and technology; cost reduction of the Call Manager product line; and the incorporation of our technology into complimentary products.

Manufacturing

     We use offshore turnkey manufacturing for our production. To the extent possible, we use standard parts and components for our products although some components are custom designed and/or are available only from a single source or limited sources. We have established a relationship with an offshore manufacturer to design and build low cost Type I caller-id units that we resell as part of our Call Manager product line. We use a separate manufacturer to build our Call Manager and Visual Got Mail product lines.

Governmental Regulation and Industry Standards

     Our products must comply with a variety of regulations and standards including regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As we enter international markets we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. Any failure to comply with existing regulations and standards or to adapt to new regulations and standards could have a material adverse effect on our business and operating results.

Competition

     We currently have several direct competitors in the market for caller-id units. CIDCO Incorporated, TT Systems, Astra Telecom of Canada and Thompson Consumer Inc. produce Type I and Type II caller-id products and have been selling their products for a number of years into the marketplace. Since we have more recently entered this marketplace, our products rely on increased or unique functionality to gain market share. We have also had to use aggressive pricing in some cases to deploy sufficient quantities of product to establish adequate reliability statistics to qualify for larger programs with our telephone company customers. We believe that our Call Manager products compete favorably with respect to other caller-id products currently being offered on the market.

     Certain manufacturers of caller-id products have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than we do that could produce competing products.

     We have one direct competitor in the market for Centrex auto-attendant products. SoloPoint.com, Inc. produces both a model A200 and model A400 auto-attendant product. Solopoint's products lack many of the features found in our Centrex Receptionist product such as: three levels of menus, 30 minute of voice recording, a 200 entry name directory and several call statistics reports. To our knowledge, Solopoint has failed to attract any major RBOC's to distribute their product. Currently, we have three major RBOC's with signed agreements selling our Centrex Receptionist product line with other RBOC's evaluating the product. The Company believes competition in the auto-attendant market is based on features (including ease of use, availability of a name directory, amount of recording time and number of menu levels), price and quality. The Company believes it competes favorably with respect to all of these factors.

     We believe that we do not currently have any direct domestic competition for our Visual GotMail technology. There are several indirect competitors that include Landel Telecom and CIDCO Incorporated. These companies produce products that provide e-mail notification as well as limited e-mail access. All of these products require a relatively expensive device that consists of a multi-line character display and a keyboard. We believe our Visual Got Mail technology competes favorably with respect to any of these indirectly competing products.

     Our MessageAlert product has several direct competitors in the voice mail waiting indication marketplace. Comsumerware Inc. produces a product called Voice Mail Lite and SoloPoint.com Inc. produces a S25 Message Waiting Light. Both of these products provide stutter dial tone and FSK message waiting indication. We believe our MessageAlert 300 product competes favorably with respect to either of these competitive products.

     We expect that to the extent that the market for any of our products develops, competition will intensify and new competitors will enter the market. There can be no assurance that we will be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would have a materially adverse effect upon our business and results of operations.

Proprietary Rights

     We rely on a combination of patent and trade secret law, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products. We have a design patent issued on the MessageAlert design. The MessageAlert design is unique in that it provides a visual message waiting indicator light packaged in the form of a 3M Post- it(R) Note holder.
In addition, we were granted a patent in October 1998 relating to the MultiSense technology used in the MessageAlert product. Our MultiSense technology automatically detects and reacts to either stutter or CLASS signaling. We also have patents pending on our Visual Got Mail technology and other technology under development. We intend to continue to apply for patents, as appropriate, for our future technologies and products.

     There are few barriers to entry into the market for our products, and there can be no assurance that any patents applied for by us will be granted or that the scope of our patent or any patents granted in the future will be broad enough to protect against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology. Further, we intend to distribute our products in a number of foreign countries. The laws of those countries may not protect our proprietary rights to the same extent as the laws of the United States.

     We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. Any such litigation could result in substantial costs to us and diversion of efforts by our management and technical personnel.

     We have entered into a non-exclusive license agreement with Active Voice Corporation pursuant to which we have paid an up-front fee on sales of our products in exchange for certain rights with respect to a patent issued to Active Voice Corporation covering stutter dial tone detection.

Employees

     As of March 1, 2000, we employed thirty-one persons of whom eleven were engaged in research and development, two in manufacturing, thirteen in sales, marketing, and customer support, and five in general administration and finance. Twenty-eight of our employees work full time. We contemplate increasing our staff at a pace consistent with our business and growth. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good.

     Our success, if any, will be dependent on our ability to attract and retain highly skilled technical personnel as well as marketing and sales personnel. If we are unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for highly-skilled technical, managerial, sales, and marketing personnel is intense. There can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

Facilities

     Our principal executive offices are located at 1054 South DeAnza Boulevard, Suite 105, San Jose, California 95129. These facilities consist of approximately 5,000 square feet of office space pursuant to a lease that expires March 31, 2001. We have a second location at 23 Lisbon Street, Canfield, Ohio 44406 that houses an engineering group and customer support for the Eastern United States. The Ohio facility consists of approximately 1,500 square feet of office space leased on a month to month basis. We will either renew our leases and acquire more space if available or enter into a lease for new premises in the local areas.

How To Get Information About Notify Technology Corporation

     We are subject to the informational requirements of the Exchange Act and therefore file reports, proxy and information statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is http://www.sec.gov.

                                  MANAGEMENT

Executive Officers and Directors

     The executive officers and directors of Notify Technology Corporation, and their ages as of February 20, 2000, are as follows:


                 Name                    Age                                   Position
--------------------------------------   ---  --------------------------------------------------------------------------
Paul F. DePond(1).....................    46   President, Chief Executive Officer and Chairman of the board of directors
Gaylan I. Larson......................    59   Vice President of Operations and Director
Gerald W. Rice........................    52   Chief Financial Officer and Secretary
Dane Russell..........................    47   Vice President of Sales
Maurice Hamoy ........................    50   Vice President of Marketing
Michael Ballard(1)(2).................    44   Director
Andrew Plevin(2)......................    35   Director
David Brewer..........................    48   Director

(1) Member of Compensation Committee
(2) Member of Audit Committee

     Paul F. DePond, founder of Notify Technology Corporation, has served as our President, Chief Executive Officer and Chairman of our board of directors since its inception in August 1994. Mr. DePond also sits on the board of directors of gForce Systems, a company located in San Jose, CA. From September 1992 through May 1994, Mr. DePond served as Vice President Corporate Marketing of Telebit Corporation, a supplier of high speed modems and dialup remote access products. From January 1991 through September 1992, Mr. DePond served as Vice President, Marketing, of Alantec Corporation, a manufacturer of networking products. Mr. DePond received a B.S. in Electrical Engineering and Computer Engineering in 1979, and an M.A. in Computer Science in 1980, each from the University of Michigan at Ann Arbor.

     Gaylan I. Larson has served as our Vice President of Operations and as one of our directors since August 1994. From January 1991 to August 1994, Mr. Larson was Chief Operating Officer of SportSense, Inc., a manufacturer of golf training equipment. Prior to SportSense, Mr. Larson served as General Manager of the Data Systems Division of Hewlett-Packard Company, a company with which he had an 18 year relationship. Mr. Larson received an A.A. from Sacramento Junior College in 1959, a B.S. in Electrical Engineering from University of California, Berkeley in 1961, and a M.S.E.E. in Engineering from Newark College of Engineering in 1965.

     Gerald W. Rice has served as our Chief Financial Officer and Secretary since August 1994. From November 1993 to June 1996, he owned Comprehensive Business Services, a financial services company franchise. From April 1992 to April 1993, Mr. Rice served as Controller at Surface Science Instruments, a manufacturer of capital equipment for surface chemical analysis. From June 1990 to April 1992 Mr. Rice was Vice President of Finance and Secretary of Applied Dielectrics, a manufacturer of microwave circuit boards. Mr. Rice received an A.A. from Ohlone Community College in 1969 and a B.A. in Accounting from California State College of Stanislaus in 1971.

     Dane J. Russell, recently appointed VP of Sales for the Company November 1, 1999. From August 1998 through October 1999, Mr. Russell served as Worldwide Director of H.323 (VoIP) Sales, at Lucent Technologies, elemedia venture. From August 1996 through August 1998, Mr. Russell served as National OEM Sales Manager at Cypress Research, a PC based telephony software venture company. From June 1984 to June 1996, Mr. Russell held various Sales and Sales Management positions with 3M's Data Storage Products Division. Mr. Russell received a B.S. in Business Administration in 1980, and an M.B.A. in 1982, each from California State University, Hayward.

     Maurice J. Hamoy has served as Vice President of Marketing of the Company since November 1999. From February 1998 to October 1999, Mr. Hamoy was Vice President of Communications at Storactive, Inc., a developer of enterprise storage management products. From October 1995 to February 1998, Mr. Hamoy was Vice President of Marketing at Software Publishing Corporation, the developer of the Harvard Graphics presentation software. Prior to Software Publishing Corporation, Mr. Hamoy served, over a ten-year period, in several senior management positions at Inset Systems, Inc., a privately held graphics company that pioneered the use of graphics on the Internet. Mr. Hamoy studied education and psychology from 1966 to 1968 at Goddard College, and majored in psychology at Queens College of the City University of New York from 1968 to 1973.

     Michael Ballard has served as one of our directors since January 1996. Mr. Ballard is the Chief Executive Officer and Chairman of the Board of Savannah Chanel Vineyards, Inc. From October 1996 to November 1997, Mr. Ballard directed the dial-up technology division of Cisco Systems, Inc. From May 1995 to October 1996, Mr. Ballard served as Executive Vice President Marketing of Telebit Corporation. From June 1993 to September 1994, Mr. Ballard served as Chief Operating Officer of UUNet, Inc., an internet service provider. From January 1986 to May 1993, Mr. Ballard held several positions including Chief Executive Officer of Telebit Corporation. Mr. Ballard received his B.F.A. in 1978 from the University of Utah.

     Andrew Plevin was elected as one of our directors in February 1998. Since November 1997, Mr. Plevin has been acting Chief Executive Officer and President of Core Software Technology, Inc. From August 1993 to November 1997, Mr. Plevin served as Vice President of D.H. Blair Investment Banking Corp. Mr. Plevin was nominated to the board of directors pursuant to a requirement contained in the underwriting agreement between Notify Technology and D.H. Blair Investment Banking Corp. for our initial public offering. The provision provides that D.H. Blair Investment Banking Corp. shall have the right to designate one director of our board of directors for a period of five years from the closing date of our initial public offering.

     David Brewer was elected as one of our directors in February 2000. Since January 1999, he has served as general manager for Aragon Ventures LLC, a private equity investment firm. From November 1999 to present, Mr. Brewer has served as Chief Executive Officer of Explore Holdings LLC, a private equity investment firm, and from July 1995 to present he has served as a managing member of Inktomi LLC, an internet research company. From September 1995 to December 1999, Mr. Brewer served as President, Chief Executive Officer and director of Explore Technologies, Inc., an educational toy manufacturer. From February 1996 to May 1996, Mr. Brewer served as President, Chief Executive Officer, Chief Financial Officer and director of Inktomi Corporation, an internet software developer. Mr. Brewer was nominated for election to the board of directors pursuant to a requirement contained in a securities purchase agreement between us and Mr. Brewer, dated March 4, 1999.

     All directors are elected annually and serve until the next annual meeting of shareholders or until the election and qualification of their successors. All executive officers serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

     Our success, if any, will be dependent to a significant extent upon certain key management employees, including Messrs. DePond and Larson. We have 3-year key-man term life insurance on Mr. DePond in the amount of $2 million and have entered into employment agreements with him and with Messrs. Larson, and Rice. See "Employment Contracts."

Director Compensation

     Members of our board of directors do not receive compensation for their services as directors.

Executive Compensation

     The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to us in all capacities during the fiscal year ended September 30, 1999, by (1) our Chief Executive Officer and (2) our most highly compensated executive officers whose salary and bonus for the year exceeded $100,000.

                                                   Summary Compensation Table

                                                                                     Long-Term Compensation
                                                                        --------------------------------------
                        Annual Compensation                                        Awards              Payouts
----------------------------------------------------------------------  ---------------------------   --------
                                                                         Restricted      Securities
                                                         Other Annual      Stock         Underlying  v   LTIP       All Other
    Name and                      Salary     Bonus       Compensation     Award(s)        Options      Payouts    Compensation
Principal Position         Year     ($)       ($)             ($)           ($)             (#)          ($)        ($)(1)
Paul F. DePond..........   1999   166,531       --              --            --              --         --           7,116
Chief Executive            1998   132,739       --              --            --              --         --           7,950
Officer                    1997   121,381       --              --            --              --         --           8,673

Gaylan Larson...........   1999   116,500       --              --            --              --         --           6,346
Chief Operations           1998   115,585       --              --            --              --         --           6,138
Officer                    1997   112,446       --              --            --              --         --           7,518

Gerald Rice.............   1999   116,207       --              --            --              --         --           8,401
Chief Financial            1998   105,759       --              --            --              --         --           6,562
Officer                    1997    95,519       --              --            --          24,752         --           6,886

------------

(1) Represents payments of health insurance premiums on behalf of the named executive officers.

     The following tables set forth information for the named executive officers with respect to grants and exercises in fiscal 1999 of options to purchase common stock. All options were granted under our 1997 Stock Plan.

                                              Option Grants in Last Fiscal Year

                                                 Number of          % of Total
                                                 Securities        Options Granted
                                                 Underlying        to Employees in     Exercise or
                   Name                      Options Granted (#)     Fiscal Year     Base Price ($/Sh)  Expiration Date
-----------------------------------------    -------------------   ---------------   ----------------   ---------------
Paul F. DePond                                       --                  --                 --                 --
Gaylan Larson                                        --                  --                 --                 --
Gerald Rice                                          --                  --                 --                 --

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
                                     Values

                                                                     Number of Securities          Value of  Unexercised
                                         Shares        Value     Underlying Options at Fiscal     In-the-Money Options at
                                       Acquired on    Realized           Year End (#)             Fiscal Year End (1)($)
               Name                   Exercises (#)      ($)     Exercisable    Unexercisable   Exercisable   Unexercisable
----------------------------------    --------------  --------   -----------    -------------   ----------    -------------
Paul F. DePond.....................             --          --        110,792              --       576,230              --
Gaylan Larson......................             --          --             --              --            --              --
Gerald Rice........................             --          --         25,752              --        65,766              --

------------

(1) Market value of underlying securities at fiscal year-end of $7.656 minus exercise price multiplied by the number of shares.

1997 Stock Plan

     The 1997 plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. The 1997 plan was approved by the board of directors and the shareholders in January 1997. Unless terminated sooner, the 1997 plan will terminate automatically in January 2007. Under the 1997 plan, we may grant options to purchase up to 700,000 shares of our common stock. As of March 1, 2000, we had granted options to purchase an aggregate of 430,618 shares of our common stock and 269,382 shares of our common stock remained reserved for future grants.

     The 1997 plan may be administered by the board of directors or a committee of the board, which committee shall, in the case of options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1997 plan is determined by the committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1997 plan may not exceed ten years.

     The 1997 plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or a like transaction involving us, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the committee shall provide for each optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option or stock purchase right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen (15) days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of such period.

Employment Contracts

     In August 1997, we entered into an employment agreement with Paul DePond, our President and Chief Executive Officer. The agreement provides for a base salary of $130,000, which increased to $150,000 thirteen months following our initial public offering, and a $50,000 bonus contingent on our attainment of certain performance milestones. This employment agreement was amended in February 2000 to increase Mr. DePond's base salary to $175,000. In addition, if we are sold while Mr. DePond is employed by us, Mr. DePond will receive a bonus equal to 2% of the price at which we are sold.

     In the event that we terminate Mr. DePond without cause following a change in control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of twenty-four (24) months. In the event that we terminate Mr. DePond without cause apart from a change of control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of eighteen (18) months. Mr. DePond is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. DePond is entitled to receive only those severance or disability benefits as are established under our then existing severance and benefits plans and policies.

     In August 1997, we entered into employment agreements with Mr. Larson, our Vice President of Operations and Mr. Rice, our Chief Financial Officer. These employment agreements were amended in February 2000. The agreements provide for base salaries of $145,000 and $130,000 for Messrs. Larson and Rice, respectively. Under the agreements, Messrs. Larson and Rice are eligible to receive annual bonuses based on an earnings target approved by our board of directors.

     In the event that we terminate Messrs. Larson or Rice without cause following a change in control, the terminated officer is entitled to receive severance compensation equal to a continuation of his salary for a period of twelve (12) months. In the event that we terminate Messrs. Larson or Rice without cause apart from a change of control, the terminated officer is entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. Messrs. Larson and Rice are not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, the terminated officer is entitled to receive only those severance or disability benefits as are established under our then existing severance and benefits plans and policies.

     The foregoing agreements define a "change in control" as (1) the acquisition of more than 30% of the voting securities of Notify Technology Corporation by any person or group; (2) a change in a majority of our board of directors occurring within a two-year period; or (3) the approval by our shareholders of a transaction which would result in a transfer of more than 50% of our voting power provided, however, that a public offering of our common stock does not constitute a change of control. Messrs. DePond, Rice and Larson have also agreed that the acquisition of shares and warrants by David Brewer does not constitute a "change in control." The agreements define "cause" as an act of dishonesty in connection with employment; a conviction of a felony which will detrimentally affect our reputation or business; willful and gross misconduct injurious to us; and continued and willful failure to perform duties. The agreements define "disability" as the inability to perform duties under the agreement due to mental or physical illness determined to be total and permanent by a physician.

Indemnification of Directors and Officers and Related Matters

     We have adopted provisions in our Articles of Incorporation that eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and authorizes us to indemnify our directors and officers to the fullest extent permitted by law. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify these officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, except for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At present, there is no pending material litigation or proceeding involving any of our directors or officers where indemnification may be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We had a business relationship with COMAC, a literature and product fulfillment company previously owned by Michael Smith. Mr. Smith currently serves as the president of COMAC, a subsidiary of Pierce Leahy Corp. We use COMAC, along with other fulfillment companies, on a project by project basis to facilitate the distribution of our products to telephone company customers. We have no contractual obligation to use COMAC's services. During fiscal years ended September 30, 1998 and September 30, 1999, we paid to COMAC $61,000 and $3,911, respectively, in fees.

     From August 1993 to November 1997, Mr. Andrew Plevin, a member of our board of directors, served as Vice President of D.H. Blair Investment Banking Corp. D.H. Blair Investment Banking Corp. served as placement agent for our 1997 bridge financing and as underwriter for our initial public offering. In connection with the 1997 bridge financing and our initial public offering, D.H. Blair Investment Banking Corp. received approximately $1,150,000 in discounts, commission, and non-accountable expense allowances. In addition, D.H. Blair Investment Banking Corp. received an option to purchase 160,000 of the units offered in our initial public offering, at $7.00 per unit, exercisable at any time, in whole or in part, during the two year period commencing August 28, 2000. Each unit offered in our initial public offering consisted of a share of common stock and a warrant to purchase one share of common stock at an exercise price of $6.50 per share

     In March 1999, we sold to David A. Brewer in a private placement 850,000 shares of common stock and warrants to purchase 1,334,444 shares of common stock for aggregate consideration of $3,043,360. The warrants consisted of four warrants to purchase 155,800 share of common stock at $3.60 per share and one warrant to purchase 721,244 shares of common stock at $3.60 per share. Mr. Brewer exercised two of the four warrants on October 11, 1999 and received 311,600 shares of common stock underlying such warrants for an aggregate exercise price of $1,121,760. At the same time, we renegotiated the two remaining warrants to restate the milestone on one and extend both warrants until March 1, 2001 or 30 days after we meet certain product sales or revenue milestones. On December 31, 1999, we achieved an additional milestone and Mr. Brewer subsequently executed the corresponding warrant in February 2000 for 155,800 shares of common stock and we received $560,880. The fifth warrant expires on March 3, 2003 and contains a net exercise provision. In connection with the sale of the common stock and warrants to Mr. Brewer, we agreed to issue additional warrants to Mr. Brewer if we sell shares of common stock in a capital raising transaction at price below $3.60 per share prior to the earlier of (1) March 3, 2002 or (2) our calling our outstanding Class A warrants. In addition, we agreed to register for resale the common stock sold in the private placement and the common stock underlying the warrants at the request of Mr. Brewer which may be made at any time after June 3, 1999. We also agreed to seek shareholder approval to increase the size of our board of directors and to elect Mr. Brewer to our board of directors. Mr. Brewer was elected to our board of directors at the Annual Shareholders Meeting held on February 23, 2000.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors and principal shareholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2000, (1) by each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of our common stock, (2) by each of the Named Executive Officers, (3) by each of our directors, and (4) by all of our directors and executive officers as a group. We believe that the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

                Name and Address of Beneficial Owner                    Shares Beneficially Owned(1)      Percentage (1)
-------------------------------------------------------------------------------------------------------------------------
David A. Brewer(2)(3)(4)............................................                        2,239,745                38.8%
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California  95129
Paul F. DePond(5)...................................................                          519,508                10.4
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129
J. Morton Davis(6)..................................................                          288,704                 5.7
   c/o D.H. Blair Investment Banking Corp.
   44 Wall Street
   New York, NY 10005
Gaylan I. Larson(7).................................................                          200,796                 4.1
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129
Andrew Plevin(8)....................................................                          133,100                 2.7
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129
Gerald W. Rice(9)...................................................                           96,835                 2.0
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129
Michael Ballard(10).................................................                           71,905                 1.5
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129
All directors and executive officers as a group (8 persons)(11).....                        3,261,889                53.9

--------------

(1) Applicable percentage of ownership is based on 4,878,364 shares of common stock outstanding as of March 1, 2000 together with applicable options or warrants for the shareholder. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after March 1, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding options or warrants, but are not deemed outstanding for computing the percentage of any other stockholder.
(2) Includes 877,044 shares issuable upon exercise of currently exercisable warrants.
(3) Includes 19,801 shares of common stock owned by Hanabusa Investments, Inc., of which Mr. Brewer is a shareholder.
(4) Includes 12,500 shares of common stock and 13,000 shares issuable upon exercise of currently exercisable warrants owned by JBB Associates, of which Mr. Brewer is a shareholder.
(5) Includes 110,792 shares issuable upon exercise of currently exercisable warrants. Also includes 2,777 shares subject to stock options that are exercisable within 60 days of March 1, 2000.
(6) Information provided is based solely on J. Morton Davis's Schedule 13G dated February 12, 1999. Mr. Davis claims sole voting power as to 72,000 shares. Mr. Davis may be deemed to beneficially own 288,704 shares as follows: (1) 36,000 shares and 36,000 shares underlying currently exercisable warrants owned directly by D.H. Blair Investment Banking Corp., of which Mr. Davis is the sole shareholder, and (2) 108,352 shares and 108,352 shares underlying currently exercisable warrants owned by Mr.

     Davis's wife, Rosalind Davidowitz. Mr. Davis disclaimed beneficial ownership of all securities held by Mrs. Davidowitz pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, on the Schedule 13G dated February 12, 1999.
(7) Includes 2,777 shares subject to stock options that are exercisable within 60 days of March 1, 2000.
(8) Includes 4,250 shares issuable upon exercise of currently exercisable warrants. Also includes (1) 64,000 shares issuable upon exercise of a currently exercisable option to purchase 64,000 of our units, each of which consists of one share of common stock and one of our Class A warrants, and
     (2) 64,000 shares issuable upon exercise of the Class A warrants that underlie the option to purchase Units.
(9) Includes 24,752 shares issuable upon exercise of currently exercisable warrants. Also includes 2,777 shares subject to stock options that are exercisable within 60 days of March 1, 2000.
(10) Includes 9,498 shares issuable upon exercise of currently exercisable warrants.
(11) Includes 1,039,336 shares issuable upon exercise of currently exercisable warrants and 8,331 shares subject to stock options that are exercisable within 60 days of March 1, 2000. Also includes (1) 64,000 shares issuable upon exercise of a currently exercisable option to purchase 64,000 of our units, each of which consists of one share of common stock and one of our Class A warrants, and (2) 64,000 shares issuable upon exercise of the Class A warrants that underlie the option to purchase Units.

Escrow Securities

     In connection with our initial public offering, the holders of our common stock and warrants to purchase common stock placed 1,242,985 shares of our common stock (the "Escrow Shares") and warrants to purchase 126,759 shares of common stock (the "Escrow Warrants" and, together with the Escrow Shares, the "Escrow Securities") into escrow pursuant to an escrow agreement ("Escrow Agreement") with our transfer agent, American Stock Transfer and Trust, as escrow agent. The Escrow Securities are not assignable or transferable; however, the Escrow Shares may be voted. Holders of any Escrow Warrants in escrow may exercise their warrants prior to their release from escrow; however, the shares issuable upon any such exercise will continue to be held in escrow as Escrow Shares pursuant to the Escrow Agreement.

     The Escrow Agreement provides that one-half of the Escrow Securities (i.e. 684,872 shares of issued or issuable common stock) will be released from escrow, on a pro rata basis, if, and only if, one or more of the following conditions are met:

     1. our net income before provision for income taxes and exclusive of any extraordinary earnings as audited and determined by our independent public accountants (the "Minimum Pretax Income") amounts to at least $1.8 million for the fiscal year ending September 30, 1998 or September 30, 1999;

     2. the Minimum Pretax Income amounts to at least $3.0 million for the fiscal year ending September 30, 2000;

     3. the Minimum Pretax Income amounts to at least $4.5 million for the fiscal year ending on September 30, 2001;

     4. the Minimum Pretax Income amounts to at least $5.9 million for the fiscal year ending on September 30, 2002;

     5. the Minimum Pretax Income amounts to at least $8.9 million for the fiscal year ending on September 30, 2003;

     6. commencing on August 28, 1997 and ending 18 months thereafter, the bid price of our common stock averages in excess of $12.00 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days;

     7. commencing 18 months after August 28, 1997 and ending 36 months thereafter, the bid price averages in excess of $15.00 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days; or

     8. we are acquired by or merged into another entity in a transaction in which our shareholders receive per share consideration at least equal to the level set forth in (6) above.

     The Escrow Agreement further provides that the remaining Escrow Securities (i.e. 684,872 shares of issued or issuable shares of common stock) will be released from escrow, on a pro rata basis, if, and only if, one or more of the following conditions is met:

     1. the Minimum Pretax Income amounts to at least $3.0 million for the fiscal year ending September 30, 1998 or September 30, 1999;

     2. the Minimum Pretax Income amounts to at least $4.5 million for the fiscal year ending on September 30, 2000;

     3. the Minimum Pretax Income amounts to at least $5.9 million for the fiscal year ending on September 30, 2001;

     4. the Minimum Pretax Income amounts to at least $8.9 million for the fiscal year ending on September 30, 2002;

     5. the Minimum Pretax Income amounts to at least $10.4 million for the fiscal year ending on September 30, 2003;

     6. commencing on August 28, 1997 and ending 18 months thereafter, the bid price of our common stock averages in excess of $13.30 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days;

     7. commencing 18 months after August 28, 1997 and ending 36 months thereafter, the bid price averages in excess of $16.75 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days; or

     8. we are acquired by or merged into another entity in a transaction in which our shareholders receive per share consideration at least equal to the level set forth in (6) above.

     The Minimum Pretax Income amounts set forth above (i) shall be calculated exclusive of any extraordinary earnings, including, but not limited to, any charge to income resulting from release of the Escrow Securities and (ii) shall be increased proportionately, with certain limitations, in the event additional shares of common stock or securities convertible into, exchangeable for or exercisable into common stock are issued after completion of our initial public offering. The foregoing Minimum Pretax Income amounts have been adjusted to reflect the effect of the share issuances to David A. Brewer. The bid price amounts set forth above are subject to adjustment in the event of any stock splits, reverse stock splits, reverse stock splits or other similar events.

     Any money, securities, rights or property distributed in respect of the Escrow Securities, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of us, shall be held in escrow until release of the Escrow Securities. If none of the applicable Minimum Pretax Income or bid price levels set forth above have been met by December 31, 2003, the Escrow Securities, as well as any dividends or other distributions made with respect thereto, will be canceled and contributed to our capital. We expect that the release of the Escrow Securities to its officers, directors, employees and consultants, if it occurs, will be deemed compensatory and, accordingly, will result in a substantial charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase the loss or reduce or eliminate our net income for financial reporting purposes for the period or periods during which such shares are, or become probable of being, released from escrow. Although the amount of compensation expense recognized by us will not affect our total shareholders' equity, it may have a negative effect on the market price of our securities.

     The Minimum Pretax Income and bid price levels set forth above were determined by negotiation between us and D. H. Blair & Co. and should not be construed to imply or predict our future earnings or any increase in the market price of our securities.

                           DESCRIPTION OF SECURITIES

Common Stock

     We have authorized 15,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Notify Technology Corporation, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering contemplated hereby, will be fully paid and nonassessable.

Preferred Stock

     We have authorized 5,000,000 shares of preferred stock. Shares of preferred stock may be issued without shareholder approval. The board of directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. No shares of preferred stock are currently outstanding, and we have no present intention to issue any shares of preferred stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of holders of common stock and discourage, delay or prevent a change in control of Notify Technology Corporation.

Transfer Agent and Warrant Agent

     American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the shares of common stock and Units and warrant agent for the Class A warrants.

                             PLAN OF DISTRIBUTION

     The price of the common stock offered hereby is based on the exercise price of the Class A warrants as provided in the warrant agreement, dated August 28, 1997 between us and D.H. Blair Investment Banking Corp., in connection with our initial public offering (the "Warrant Agreement"). Certain of our executive officers will participate in the sale of these shares to holders upon exercise of the Class A warrants. These participants, who will not receive any compensation for these activities, will not be deemed to be brokers pursuant to Rule 3(a)4-1 under the Securities Exchange Act of 1934, as amended, and will merely ensure compliance with our obligations under the Warrant Agreement in connection with the issuance of the shares of common stock upon exercise of the Class A warrants.

     American Stock Transfer & Trust Company, our transfer agent, has been designated as warrant agent (the "Warrant Agent") for the Class A warrants. Pursuant to the Warrant Agreement, if at the time of the exercise of any Class A warrant in respect of that warrant (1) the market price of our common stock is greater than the purchase price of the warrant, (2) the exercise of the warrant was solicited by a member of the National Association of Securities Dealers, Inc. ("NASD"), (3) the warrant was not held in a discretionary account, (4) disclosure of compensation arrangements was made both at the time of the original offering and at the time of exercise; and (5) the solicitation of the exercise of the warrant was not in violation of Regulation M promulgated under the Exchange Act, the Warrant Agent, simultaneously with the distribution of the proceeds from the exercise of the Class A warrant to us shall, on behalf of us, pay from the proceeds, a fee of 5% of the purchase price to D. H. Blair & Co. A portion of this fee may be reallowed by D. H. Blair & Co. to the dealer who solicited the exercise. In the event that the above conditions are not met, we will not pay any finder's fee or commission in connection with the offering hereby of the shares in connection with the exercise of the Class A warrants.
We will pay all of the expenses incident to this offering which are estimated to be less than $570,000.

     The Class A warrants may be exercised any time before August 28, 2002. Delivery of shares of common stock upon exercise of a warrant will be made to the holder immediately following receipt by the Warrant Agent of the original Warrant Certificate, with the subscription form on the reverse thereof duly executed, along with payment of the purchase price in cash or by official bank or certified check payable to Notify Technology Corporation. A Class A warrant shall be deemed to have been exercised immediately prior to the close of business on the date of exercise and the person entitled to receive the shares deliverable upon such exercise shall be treated for all purposes as the holder of those shares as of the close of business on the date of exercise. Any shares issued in connection with a timely exercise will be shares of our common stock which have been registered for resale under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at September 30, 1999 and for the years ended September 30, 1998 and 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     We have filed a registration statement on Form SB-2 under the Securities Act, as amended, with the SEC with respect to the common stock offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and amendments thereof and the exhibits thereto, which are available for inspection without charge, and copies of which may be obtained at prescribed rates, at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048, and at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

     We will provide, without charge, to each person who received a prospectus, upon written or oral request of such person to us at the mailing address or telephone number listed below, a copy of any of the information incorporated by reference. The mailing address of our principal executive offices is Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129 and our telephone number is (408) 777-7920.

                              Index to Financial Statements

                                                                                        Page
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors..................................     F-2

Audited Financial Statements

Balance Sheets.....................................................................     F-3

Statements of Operations...........................................................     F-4

Statement of Shareholders' Equity..................................................     F-5

Statements of Cash Flows...........................................................     F-6

Notes to Financial Statements......................................................     F-7

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Notify Technology Corporation

We have audited the accompanying balance sheet of Notify Technology Corporation as of September 30, 1999, and the related statements of operations, shareholders' equity and cash flows for the years ended September 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Notify Technology Corporation at September 30, 1999, and the results of its operations and its cash flows for the years ended September 30, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                              /s/ Ernst & Young LLP

San Jose, California
October 25, 1999

                         Notify Technology Corporation
                                Balance Sheets

                                                                     September 30,       December 31,
                                                                          1999               1999
                                                                     --------------------------------
                                                                                          (Unaudited)
Assets
Current assets:
 Cash and cash equivalents                                              $ 2,121,753         $ 2,593,343
   Accounts receivable, net of allowance for doubtful                       677,032             848,329
   accounts of $15,609 at September 30, 1999 and
   $16,037 at December 31, 1999
 Inventories                                                                534,467             736,458
 Other current assets                                                       140,579              67,548
                                                                        -----------         -----------
Total current assets                                                      3,473,831           4,245,678

Property and equipment, net                                                 240,024             251,557

Other assets                                                                 72,110              51,277
                                                                        -----------         -----------
                                                                        $ 3,785,965         $ 4,548,512
                                                                        ===========         ===========

Liabilities and shareholders' equity
Current liabilities:
 Accounts payable                                                           419,416             474,732
 Other accrued liabilities                                                  344,917             651,727
 Accrued payroll and related                                                184,828             163,156
                                                                        -----------         -----------
Total current liabilities                                                   949,161           1,289,615

Commitments and contingencies

Shareholders' equity:
    Preferred stock, $0.001 par value, 5,000,000 shares
    authorized, none issued and outstanding                                     ---                 ---
    Common stock, $0.001 par value, 15,000,000 shares authorized,
    4,403,177 shares issued and outstanding at September 30,
    1999 and 4,714,688 at December 31, 1999                                   4,403               4,715
 Additional paid-in capital                                              12,163,151          13,284,781
 Notes receivable from shareholders                                          (7,026)             (7,026)
 Deferred compensation                                                     (116,688)           (116,688)
 Accumulated deficit                                                     (9,207,036)         (9,906,885)
                                                                        -----------         -----------
Total shareholders' equity                                                2,836,804           3,258,897
                                                                        -----------         -----------
Total liabilities and shareholders' equity                              $ 3,785,965         $ 4,548,512
                                                                        ===========         ===========

                         Notify Technology Corporation
                            Statements of Operations

                                                                                                      Three-Month
                                                         Year ended                                   Period ended
                                                        September 30,                                 December 31,
                                          -------------------------------------            --------------------------------
                                                  1998               1999                          1998           1999
                                          -------------------------------------            ---------------------------------
                                                                                                       (Unaudited)
Product sales                                   $ 1,638,268         $ 1,836,142              $  226,344           $1,069,678
Cost of sales                                     1,582,042           1,721,029                 112,300              735,445
                                                -----------         -----------              ----------           ----------
 Gross profit                                        56,226             115,113                 114,044              334,233

Operating costs and expenses:
  Research and development                        1,376,767           1,361,792                 327,375              379,036
  Sales and marketing                               589,295             837,334                 186,989              318,386
  General and administrative                        884,442           1,136,779                 226,287              363,261
                                                -----------         -----------              ----------           ----------
                                                  2,850,504           3,335,905                 740,651            1,060,683
Total operating costs and expenses              -----------         -----------              ----------           ----------

Loss from operations                             (2,794,278)         (3,220,792)               (626,607)            (726,450)
Other income and expense, net                       176,717              97,508                  20,776               26,601
                                                -----------         -----------              ----------           ----------
                                                $(2,617,561)        $(3,123,284)             $ (605,831)          $ (699,849)
Net loss                                        ===========         ===========              ==========           ==========

Basic and diluted loss per share                     $(1.14)             $(1.11)                 $(0.26)              $(0.20)
                                                ===========         ===========              ==========           ==========

 Weighted average shares used in                  2,296,449           2,801,410               2,298,584            3,432,946
 computing net loss per share                   ===========         ===========              ==========           ==========

                         Notify Technology Corporation
                       Statement of Shareholders' Equity

                                                                             Notes
                                           Common Stock       Additional   Receivable                                     Total
                                      ----------------------    Paid-In       from         Deferred     Accumulated    Shareholders
                                           Shares    Amount      Capital   Shareholders   Compensation    Deficit         Equity
                                      ---------------------------------------------------------------------------------------------
                                         3,547,214    $3,547    $ 8,942,916    $(15,775)    $           $(3,466,191)    $ 5,464,497
Balance at September 30, 1997
Repurchases of common stock from            (7,544)       (7)          (550)         --            --            --            (557)

shareholder
Repayment of notes receivable from              --        --             --       4,378            --            --           4,378
shareholders
Proceeds from exercise of options and        1,899         2          3,051          --            --            --           3,053
warrants
Net loss and comprehensive net loss             --        --             --          --            --    (2,617,561)     (2,617,561)

                                      ---------------------------------------------------------------------------------------------
Balance at September 30, 1998            3,541,569     3,542      8,945,417     (11,397)           --    (6,083,752)      2,853,810
Repurchases of common stock from            (2,784)       (3)        (1,117)         --            --            --          (1,120)

shareholder
Repayment of notes receivable from              --        --             --       4,371            --            --           4,371
 shareholders
Proceeds from exercise of options and       14,392        14          8,029          --            --            --           8,043
warrants
Issuance of common stock pursuant to       850,000       850      3,043,360          --            --            --       3,044,210
private offering, net of issuance costs
Deferred compensation relating to               --        --        167,462          --      (167,462)           --              --

grant of stock options
Amortization of deferred compensation           --        --             --          --        50,774            --          50,774
Net loss and comprehensive net loss             --        --             --          --                  (3,123,284)     (3,123,284)

                                      ---------------------------------------------------------------------------------------------
Balance at September 30, 1999            4,403,177     4,403     12,163,151      (7,026)     (116,688)   (9,207,036)      2,836,804
Repurchases of common stock from              (309)       --             --          --            --            --              --
 shareholder (unaudited)
Proceeds from exercise of options and          200        --            181          --            --            --             181
warrants (unaudited)
Proceeds from exercise of options and      311,600       312      1,121,449          --            --            --       1,121,761
warrants (unaudited)
Net loss and comprehensive net loss             --        --             --          --            --      (699,849)       (699,849)

(unaudited)
                                      ---------------------------------------------------------------------------------------------
Balance at December 31, 1999             4,714,668    $4,715    $13,284,781    $ (7,026)    $(116,688)  $(9,906,885)    $ 3,258,897
(unaudited)
                                      ---------------------------------------------------------------------------------------------

                                  Notify Technology Corporation
                                  Statements of Cash Flows

                                                                          Year ended September           Three-month Period ended
                                                                                   30,                          December 31,
                                                                      -----------------------------    ----------------------------
                                                                          1998            1999            1998            1999
                                                                      -----------------------------    ----------------------------
Cash flows used in operating activities
Net loss                                                               $(2,617,561)    $(3,123,284)     $ (605,831)    $ (699,849)
 Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation and amortization                                              54,207         151,689          16,619         47,316
 Amortization of deferred compensation                                          --          50,774              --             --
 Changes in operating assets and liabilities:
   Accounts receivable                                                     348,037        (588,164)         12,426       (171,296)
   Inventory                                                               267,255         293,857          (7,918)      (201,991)
   Other current assets                                                   (214,142)        (47,822)        (63,141)        55,316
   Accounts payable                                                       (481,174)        185,236         (43,409)       285,139
   Other accrued liabilities                                                26,277         209,372          33,011         73,031
                                                                    -------------------------------------------------------------
Net cash used in operating activities                                   (2,617,101)     (2,868,342)       (658,243)      (612,334)

Cash flows used in investing activities
Expenditures for property and equipment                                    (65,825)       (183,022)         (2,036)       (38,017)
                                                                    -------------------------------------------------------------

Cash flows provided by (used in) financing
 activities
Proceeds from issuance of common stock                                          --       3,044,210              --             --
Repayments under line of credit                                            (36,665)             --              --             --
Payments on repurchase of unvested stock                                      (354)         (1,120)             --             --
Payments on notes payable to shareholders                                 (200,000)             --              --             --
Payments of notes receivable from shareholders                               4,175           4,371              --             --
Proceeds from exercise of options and warrants                               3,052           8,043              --      1,121,942
                                                                    -------------------------------------------------------------
Net cash provided by (used in) financing activities                       (229,792)      3,055,504              --      1,121,942

Net increase (decrease) in cash and cash equivalents                    (2,912,718)          4,140        (660,279)       471,591
Cash and cash equivalents at beginning of period                         5,030,331       2,117,613       2,117,613      2,121,753
                                                                    -------------------------------------------------------------

Cash and cash equivalents at end of period                             $ 2,117,613     $ 2,121,753      $1,457,334     $2,593,344
                                                                    =============================================================

Supplemental disclosure of cash flow information
Cash paid for interest                                                 $     1,949     $        --      $       --     $       --
                                                                    =============================================================

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)

1.   Summary of Significant Accounting Policies

     Organization and Business

     On February 25, 1998, the Company changed its name from Notify Corporation to Notify Technology Corporation. Notify Technology Corporation (the "Company") develops, manufactures and markets computer telephony products.

     The Company's financial statements are prepared and presented on a basis assuming it continues as a going concern. At September 30, 1999, the Company had an accumulated deficit of $9,207,036 and incurred a net loss of $3,123,284 for the year ended September 30,1999. The Company's recently developed products will need to attain favorable market acceptance to continue its research and development activities and fund operating expenses at current levels.
Management believes that sufficient funds will be available from cash, cash equivalents, and operating activities to support the current level of operations through September 30, 2000. There can be no assurance that the Company's new products will attain favorable market acceptance. If the Company is unable to attain certain revenue goals, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of the Company may be necessary. In such an event, the Company intends to implement expense reduction plans in a timely manner to enable the Company to meet its cash requirements through at least September 30, 2000. These actions would have material adverse effects on the Company's business, results of operations, and prospects.

     Unaudited Interim Financial Statements

     The accompanying balance sheet as of December 31, 1999 and the statements of operations, shareholders' equity and cash flows for the three-month periods ending December 31, 1998 and 1999 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to the financial statement for these periods is also unaudited. Results for the three-month period ended December 31, 1999 are not necessarily indicative of results that may be expected for the year ending September 30, 2000.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of amounts recorded on the balance sheet.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)

1.   Summary of Significant Accounting Policies  - continued

     Inventories

     Inventories are stated at the lesser of actual cost, on a first-in, first-out basis, or market and consist of the following:

                                                        September 30,                      December 31,
                                                            1999                               1999
                                                   --------------------                ------------------
     Raw materials                                             $287,022                          $172,785
     Work-in-process                                            114,863                           394,547
     Finished goods                                             132,582                           169,126
                                                   --------------------                ------------------
                                                               $534,467                          $736,458
                                                   ====================                ==================

     Property and Equipment

     Property and equipment is stated at cost and depreciated or amortized on a straight-line basis of the lesser of the estimated useful lives of the asset or the lease term. The estimated useful lives range from three to five years.

     Other Assets

     At September 30,1999, other assets primarily consist of a prepaid royalty for certain technology rights, which is being amortized on a straight-line basis over a three-year period through December 2000.

     Revenue Recognition

Product sales are generally recognized at the time the product is shipped, title has transferred and no obligations remain. A provision is made for estimated product returns at the time of sale. Service income is recognized on a straight-line basis over the period of the service agreement.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


1.   Summary of Significant Accounting Policies - continued

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Concentration of Credit Risk

     The Company performs on-going credit evaluations and generally requires no collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. At September 30, 1999, two customers accounted for 26% and 23% of accounts receivable.

     Stock Options

     The Company accounts for its stock option plan in accordance with provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), because the Company believes the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Net Loss Per Share

     Basic and fully dilutive net loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to the SFAS 128 requirements. The weighted average number of common shares used in the net loss per share calculation was reduced by the common stock and potential common shares placed in escrow in connection with the Company's initial public offering.

     Options to purchase 54,000 and 123,760 shares of common stock were outstanding at September 30, 1998 and 1999, respectively, but were not included in the computation of diluted net loss per share as the effect would be anti-dilutive.

     Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components and is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 in fiscal 1999. The adoption of SFAS 130 had no impact on the Company's net loss or shareholders' equity.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)

2.   Note Receivable

     In fiscal 1998, the Company issued an unsecured $50,000 note receivable to a supplier that was fully repaid in fiscal 1999.

3.   Property and Equipment

     Property and equipment consists of the following:

                                                   September 30,                     December 31,
                                                       1999                              1999
                                           -------------------------          ----------------------
     Furniture and office equipment                        $ 367,500                       $ 401,650
     Software                                                 57,204                          61,071
     Leasehold improvements                                    2,246                           2,246
                                                           ---------                       ---------
                                                             426,950                         464,967

     Less accumulated
     depreciation and
       Amortization                                         (186,926)                       (213,410)
                                                          ----------                      ----------
                                                           $ 240,024                       $ 251,557
                                                         ===========                      ==========

4.   Commitments and Contingencies

     The Company currently occupies a facility under an operating lease, which expires in March 2001, and contains renewal options to extend the lease term for one two-year period. Future minimum payments under this lease for the year ended September 30, 2000 and 2001 are $149,000 and $75,000, respectively.

     Rent expense totaled $112,000 and $146,000 for the years ended September 30, 1998 and 1999, respectively.

     At September 30, 1999, the Company had $527,000 of outstanding letters of credit to its suppliers.

5.   Shareholders' Equity

     Preferred Stock

     The Board of Directors has the authority, without any further vote or action by the shareholders, to provide for the issuance of 5,000,000 shares of preferred stock from time to time in one or more series with such designation, rights, preferences, and limitations as the Board of Directors may determine, including the consideration received therefore, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption and fund provisions, conversion rights, and voting rights, all without the approval of the holders of common stock.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


5.   Shareholders' Equity - continued

     Common Stock

     The following table summarizes shares of common stock reserved for future issuance by the Company:

                                                                                       September 30,
                                                                                           1999
                                                                                       -------------
   1997 Stock Plan.............................................................              190,948
   Warrant agreements..........................................................            3,450,388
                                                                                           ---------
                                                                                           3,641,336
                                                                                           =========

     In connection with an offering to the public in August 1997 (the Offering), the Company granted an underwriter an option to purchase up to 160,000 units (consisting of one share of common stock and one Class A warrant), exercisable at $7.00 per unit, commencing in August 2000 and expiring in August 2002.

     In March 1999, the Company issued 850,000 shares of common stock for proceeds of $3,043,360, net of issuance costs approximating $16,000. In connection with this private placement, the Company also issued warrants to purchase 1,344,444 shares of common stock at an exercise price of $3.60.

     The warrants consist of four warrants to purchase 155,800 shares of common stock, expiring upon the earlier of September 3, 2000 or 30 days after the Company meets certain product sales or revenue milestones, and one warrant to purchase 721,244 shares of common stock, expiring in March 2003. The Company also agreed to issue additional warrants if it sells shares of common stock in a capital raising transaction at a price below $3.60 per share prior to the earlier of (i) March 30, 2002 or (ii) the date on which the Company calls the outstanding Class A warrants.

     Warrants

     At September 30, 1999, 2,025,000 Class A warrants issued in connection with the Offering and other financings were outstanding. Each Class A warrant entitles the holder to purchase one share of common stock at an exercise price of $6.50, subject to adjustment, at any time through August 2001. Under certain circumstances, the warrants are subject to redemption by the Company at $0.05 per warrant on 30 days written notice.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


5.   Shareholders' Equity - continued

     In addition, at September 30, 1999, 1,344,444 warrants issued in connection with the private placement in March 1999 were outstanding, as well as 205,510 warrants to purchase shares of the Company's common stock, issued in connection with various financings. These warrants are exercisable at any time at prices ranging from $0.25 to $5.05 per share and expire at dates ranging from April 2000 to April 2002.

     At September 30, 1999, warrants to purchase common stock included 123,554 and 24,752 warrants held by three directors and one employee, respectively.

     On October 12, 1999, the Company received proceeds of $1,122,000 from the exercise of 311,600 of the warrants issued in connection with the private placement at a price of $3.60 per share.

     1997 Stock Plan

     The Notify Corporation 1997 Stock Plan (the Plan), provides for the granting of stock options to employees, officers, consultants, and directors of the Company. Stock options are granted at fair market value on the date of grant with terms of up to ten years. A total of 200,000 shares of the Company's common stock were reserved for issuance under the Plan as of September 30, 1999. Under the terms of these option grants, 25% of the options vest upon the first anniversary of the date of grant, and an additional 1/48 of the options vest ratably over the following 36 months.

   The following table summarizes stock option activity:

                                                                                              Options Outstanding
                                                                                        -------------------------------
                                                                            Shares                          Weighted
                                                                          Available          Number          Average
                                                                          For Grant        of Shares          Price
                                                                        --------------   --------------   -------------
   Balance at September 30, 1997.....................................         182,500           17,500           $4.750

   Grants............................................................         (79,875)          79,875           $2.145
   Cancellations.....................................................          41,500          (41,500)          $3.094
   Exercises.........................................................              --           (1,875)          $1.625
                                                                             --------          -------
   Balance at September 30, 1998.....................................         144,125           54,000           $2.742
   Grants............................................................        (171,000)         171,000           $4.062
   Cancellations.....................................................          94,063          (94,063)          $2,743
   Exercises.........................................................              --           (7,177)          $0.906
                                                                             --------          -------
   Balances at September 30, 1999....................................          67,188          123,760           $4.672
                                                                             ========          =======

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


5.      Shareholders' Equity - continued

     The following table summarizes outstanding and exercisable options at September 30, 1999:


                                        Options Outstanding                         Options Exercisable
                            --------------------------------------------   --------------------------------------
                                                          Weighted            Number of            Weighted
                                  Number of               Average              Options              Average
Exercise                           Options               Remaining           Exercisable           Exercise
 Prices                          Outstanding           Life in Years            Shares               Price
--------                    ---------------------   --------------------   ----------------   -------------------
  $0.906                                   51,760                   8.66             13,719                $0.906
  $3.781                                   15,000                   9.40                 --                $3.781
  $7.344                                   28,000                   9.64                 --                $7.344
  $7.750                                   17,000                   9.91                 --                $7.750
  $7.656                                   10,000                   9.97                 --                $7.656
  $7.906                                    2,000                   9.67              2,000                $7.906
                                          -------                                    ------
                                          123,760                   9.26             15,719                $1.800
                                          =======                                    ======

     The weighted average fair value of options granted was $1.40 in 1998 and $3.35 in 1999.

     On October 13, 1998, the Company repriced 54,000 employee stock options to $0.906 per share.

     The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

     SFAS 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of SFAS 123. The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a weighted average expected life of the option of four years; risk-free interest rates of 6.0%; dividend yields of 0.0%; and volatility factors of the expected market price of the Company's common stock of 112% and 136% for 1998 and 1999, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


5.   Shareholders' Equity - continued

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended September 30, 1998 and 1999 is as follows:

                                                                             1998                  1999
                                                                             ----                  ----
Net loss:
     As reported................................................          $(2,618,000)          $(3,123,000)
     Pro forma..................................................           (2,637,000)           (3,173,000)
Basic and diluted net loss per share:
     As reported................................................          $     (1.14)          $     (1.11)
     Pro forma..................................................                (1.15)                (1.13)

     The Company recognized compensation expense of $51,000 in fiscal 1999 related to the grant of options to nonemployees.

     Escrow Securities

     In connection with the Offering, holders of the Company's common and preferred stock agreed to place 1,242,985 of their shares into escrow, and holders of certain warrants agreed to place warrants to purchase 126,759 shares of common stock into escrow. The securities will be released to the holders in the event specified levels of pretax income of the Company for the years ended September 30, 1998 to 2003 are achieved, or the market price of the Company's common stock attains specified targets during a 36-month period commencing from the effective date of the registration statement relating to the Company's public offering. Any securities remaining in escrow on September 30, 2003 will be forfeited, which securities will then be contributed to the Company's capital. The pretax income levels are subject to proportionate adjustment upon the issuance of certain securities subsequent to the Company's initial public offering.

     In the event that the foregoing earnings or market price levels are attained and the escrowed securities released, the Securities and Exchange Commission has adopted the position that the release of escrowed securities to officers, directors, employees and consultants of the Company will be compensatory and, accordingly, will result in compensation expense for financial reporting purposes. The expense will equal the fair value of the escrowed securities on the date of release and will result in a material charge to operations. At September 30, 1999, the Company had not attained any of the specified earnings or market price levels.

6.   Related Party Transactions

     The Company has an ongoing business relationship with a literature and product fulfillment company managed by a director of the Company. The Company uses this fulfillment company on a project by project basis to facilitate the distribution of its products. The Company paid to this fulfillment company $61,600, $4,000 and $0 during fiscal 1998 and 1999 and the three month period ending December 31, 1999, respectively.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


7.   Income Taxes

     Due to operating losses, there were no provisions for income taxes for 1998 or 1999. The expected statutory tax rate of 34% is offset by the inability to recognize an income tax benefit from the operating losses.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                                           September 30,
                                                                   -----------------------------------
                                                                       1998                   1999
                                                                       ----                   ----
Deferred tax assets:
 Net operating loss carryforwards.......................            $ 2,023,000            $ 3,000,000
 Research credit carryforwards..........................                 75,000                150,000
 Other temporary differences............................                226,000                350,000
                                                                    -----------            -----------
 Total deferred tax assets..............................              2,324,000              3,500,000
Valuation allowance.....................................             (2,324,000)            (3,500,000)
                                                                    -----------            -----------
  Net deferred tax assets...............................            $        --            $        --
                                                                    ===========            ===========


     Realization of deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $935,000 and $1,176,000 for fiscal years 1998 and 1999, respectively.

     As of September 30, 1999, the Company had net operating loss carryforwards of approximately $16,000,000 for federal and California tax purposes, which will expire in years 2002 through 2019. As of September 30, 1999, the Company also had research and development tax credit carryforwards for federal and California purposes of approximately $110,000 and $60,000, respectively. The credits will expire in 2010 through 2019, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

8.   Industry Segment, Customer and Geographic Information

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 changes standards for the way that public business enterprises identify and report operating segments in annual and interim financial statements. SFAS 131 requires selected information about an enterprise's operating segments. Currently, the Company has one operating segment by which management evaluates performance. Accordingly, there are no additional disclosure requirements involved with the Company's adoption of SFAS 131.

                         Notify Technology Corporation

                         Notes to Financial Statements

           (Information at December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 is unaudited)


8.   Industry Segment, Customer and Geographic Information - continued

     The Company sells its products within the United States primarily to regional bell operating companies and local exchange carriers. Two products accounted for 41% and 34% of total revenues in fiscal 1999. Another product accounted for 81% of total revenue in fiscal 1998. One customer accounted for 50% and 11% of sales in fiscal 1998 and 1999, respectively. Two other customers accounted for 17% and 55% of sales in fiscal 1998 and 1999, respectively.

9.   Subsequent Events

     On February 16, 2000, the Company received proceeds of $560,900 from the exercise of 155,800 of the warrants issued in connection with the private placement at a price of $3.60 per share.

     On February 23, 2000, the shareholders of the Company voted to add 500,000 shares for issuance under the 1997 Stock Plan.

                                    PART II

                    Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers.

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.
Article IV of the Registrant's Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the California Corporations Code and Article IV of the Registrant's Bylaws (Exhibit 3.3 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporation Code. Reference is also made to Section 6(b) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 25. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered hereby. All amounts are estimates, except the registration fee and the NASD filing fee.

    Item                                                                        Amount
    -----                                                                       ------
Printing and engraving expenses                                                  $  5,000
Legal fees and expenses                                                            20,000
Auditors' accounting fees and expenses                                             20,000
Transfer Agent and Registrar fees                                                   5,000
Solicitation Fee(1)                                                               520,000
Miscellaneous expenses                                                              5,000
                                                                                 --------
Total                                                                            $570,000

----------------------
(1) This fee is payable to the underwriter of our initial public offering if the exercise of the Class A warrants is solicited and certain other certain conditions are met. See "Plan of Distribution."

Item 26. Recent Sales of Unregistered Securities.

     The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant's securities that were not registered under the Securities Act:

     (1) In April 1997, we issued to one of our directors a 10% subordinated promissory note with a principal amount of $200,000 and warrant to purchase 2,970 shares of our common stock at a price per share of $5.00 for an aggregate purchase price of $200,000. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     (2) In August 1997, we issued to Sutton Partners, L.P., a 10% promissory note with a principal amount of $175,000. The issuance of the this note was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof.

     (3) In March 1999, we sold to David Brewer 850,000 shares of our common stock and warrants to purchase 1,334,444 shares of our common stock for aggregate consideration of $3,060,000. The sale of our common stock and warrants was exempt registration under the Securities Act pursuant to Section 4(2) thereof.

     (4) In October 1999, Mr. David Brewer exercised two warrants and received a total of 311,600 shares of common stock underlying the warrants for an aggregate exercise price of $1,121,760.

     (5) In February 2000, Mr. David Brewer exercised one warrant and received a total of 155,800 shares of common stock underlying the warrant for an aggregate exercise price of $560,880.

     The sale and exchange of the above securities were deemed to be exempt from registration under the Securities Act as indicated. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

Item 27. Exhibits.

       (a)  Exhibits

1.1*            Form of Underwriting Agreement.
3.1*            Restated Articles of Incorporation of Registrant, as amended to date.
3.2             Amended and Restated Bylaws of Registrant.
4.1*            Form of Warrant Agreement.
4.2*            Form of Underwriter's Unit Purchase Option.
4.3*            Form of common stock certificate.
5.1*            Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Paul DePond.
10.2            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Paul DePond.
10.3*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Gaylan Larson.
10.4            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Gaylan Larson.


10.5*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Gerald Rice.
10.6            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Gerald Rice.
10.7*           Form of Indemnification Agreement.
10.8*           Escrow Agreement by and between Registrant, the American Stock
                Transfer & Trust Company and certain security holders of the
                Registrant, as amended.
10.9            Registrant's 1997 Stock Plan, as amended.
10.10*          Form of Lock-up Agreement, as amended.
10.11*          Lease between Registrant and C.C. Poon.
10.12*+         Nonexclusive Technology License Agreement between Registrant and
                Active Voice Corporation dated April 30, 1997.
10.13*          Securities Purchase Agreement dated as of March 4, 1999 between
                Registrant and David A. Brewer.
10.14(1)        Amendment No. 1 dated October 7, 1999 to Securities Purchase
                Agreement dated as of March 4, 1999 between Registrant and David
                Brewer.
10.15           Stock Option Agreement dated November 11, 1999 between
                Registrant and Dane Russell.
23.1.           Consent of Independent Auditors
23.2*           Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1).
24.1*           Power of Attorney.

--------

*   Previously filed.

(1) Incorporated herein by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1999, filed on December 28, 1999.

+ Confidential treatment has been granted with respect to portions of this exhibit.

     (b) All schedules are omitted, since the required information is not present in amounts sufficient to require submission of schedules or because the information required is included in Registrant's financial statements and notes thereto.

Item 28. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) It will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) It will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) It will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (5) For purposes of determining any liability under the Securities Act, the Registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing on Form SB-2 and authorized this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on April 14, 2000.

                                    NOTIFY TECHNOLOGY CORPORATION

                                    By:  /s/ Gerald W. Rice
                                        -------------------
                                        Gerald W. Rice
                                        Chief Financial Officer

     Pursuant to the requirements of the Securities Act, this Registration statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated:

               Signature                                       Title                                Date
----------------------------------------   ---------------------------------------------    --------------------
/s/ Paul F. DePond*                        President, Chief Executive Officer and               April 14, 2000
----------------------------------------   Chairman (Principal Executive Officer)
Paul F. DePond

  /s/ Gerald W. Rice                       Chief Financial Officer (Principal Financial         April 14, 2000
----------------------------------------   and Accounting Officer)
Gerald W. Rice

/s/ Gaylan Larson*                         Vice President, Operations and Director              April 14, 2000
----------------------------------------
Gaylan Larson

/s/ Michael Ballard*                       Director                                             April 14, 2000
----------------------------------------
Michael Ballard

/s/ Andrew Plevin*                         Director                                             April 14, 2000
----------------------------------------
Andrew Plevin

                                           Director
----------------------------------------
David Brewer

*By:  /s/ Gerald W. Rice
    ------------------------------------
Attorney-in-Fact

                                 EXHIBIT INDEX


1.1*            Form of Underwriting Agreement.
3.1*            Restated Articles of Incorporation of Registrant, as amended to date.
3.2             Amended and Restated Bylaws of Registrant.
4.1*            Form of Warrant Agreement.
4.2*            Form of Underwriter's Unit Purchase Option.
4.3*            Form of common stock certificate.
5.1*            Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Paul DePond.
10.2            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Paul DePond.
10.3*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Gaylan Larson.
10.4            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Gaylan Larson.
10.5*           Employment Agreement dated as of August 1, 1997 between
                Registrant and Gerald Rice.
10.6            Amendment No. 1 dated February 23, 2000 to Employment Agreement dated as of August 1, 1997 between Registrant and Gerald Rice.
10.7*           Form of Indemnification Agreement.
10.8*           Escrow Agreement by and between Registrant, the American Stock
                Transfer & Trust Company and certain security holders of the
                Registrant, as amended.
10.9            Registrant's 1997 Stock Plan, as amended.
10.10*          Form of Lock-up Agreement, as amended.
10.11*          Lease between Registrant and C.C. Poon.
10.12*+         Nonexclusive Technology License Agreement between Registrant and
                Active Voice Corporation dated April 30, 1997.
10.13*          Securities Purchase Agreement dated as of March 4, 1999 between
                Registrant and David A. Brewer.
10.14(1)        Amendment No. 1 dated October 7, 1999 to Securities Purchase
                Agreement dated as of March 4, 1999 between Registrant and David
                Brewer.
10.15           Stock Option Agreement dated November 11, 1999 between
                Registrant and Dane Russell.
23.1.           Consent of Independent Auditors
23.2*           Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1).
24.1*           Power of Attorney.

--------

*   Previously filed.

(1) Incorporated herein by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1999, filed on December 28, 1999.

+ Confidential treatment has been granted with respect to portions of this exhibit.